SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

I. Financial Information from Subsidiaries

Conference Call in Portuguese

August 13, 2019

2:30 PM (GMT)

1:30 PM (New York time)

6:30 PM (London time)

Phone: (11) 3137-8037

Conference Call in English

August 13, 2019

2:30 PM (GMT)

1:30 PM (New York time)

6:30 PM (London time)

Phones: (11) 3137-8037

(+1) 786 837 9597 (USA)

(+44) 20 3318 3776 (London)

Contact RI:

Ombudsman-ri@eletrobras.com

www.eletrobras.com.br/ri

Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations

Paula Prado Rodrigues Couto

Capital Market Department

Bruna Reis Arantes

Alexandre Santos Silva

Andreia Martins F. Theobaldo

Fernando D'Angelo Machado

Luiz Gustavo Braga Parente

Maria Isabel Brum de A. Souza

Mariana Lera de Almeida Cardoso

  Interns

Flávia Alessandra Barbosa Bezerra

Juliana C. M. Cardelli de Oliveira

II. Financial Analyses from Subsidiaries

The Marketletter – Annex I and II can be found in .xls extension at our website: www.eletrobras.com.br/ri

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q19
Financial Information of the Subsidiaries

ASSETS 06/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	179,603	596,549	18,206	6,561	12	47,391	17,573	8,720
Accounts Receivable, net	1,195,010	815,747	282,193	908,374	0	354,548	95,378	1,156,761
Financing and Loans - principal	253	0	0	309,179	0	0	0	0
Financing and Loans - charges	0	2	0	0	0	0	0	0
Marketable Securities	489,695	166,485	789,570	482,082	80,856	139,584	0	387,809
Dividends Receivable	64,377	23,337	8,500	19,954	1,514	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	27,469	21,982	4,726	211,331	1,750	13,633	2,198	285,897
Income Tax and Social Contribution	699,126	863,610	13,177	0	0	62,619	0	0
Derivative Financial Instruments	0	0	0	163,471	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	28,647	0
Guarantees and Linked Deposits	0	32,139	403	0	0	0	0	58,190
Inventory	30,189	72,036	32,741	116,646	0	89,199	23,922	20,199
Contractual Assets	187,067	443,838	100,244	487,268	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	510,638	0	0
Financial Assets	3,304,952	1,617,908	185,736	961,154	0	0	0	0
Hydrological risk	43,223	0	2,007	6,320	0	0	0	1,125
Others	508,292	648,217	78,627	244,108	804	55,661	60,233	259,198
TOTAL CURRENT ASSETS	6,729,256	5,301,850	1,516,130	3,916,448	84,935	1,273,273	227,951	2,219,442

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	8,063	0	0	0	0	0	0
Financing and Loans - principal	0	0	0	2,720,460	0	0	0	0
Marketable Securities	0	31,488	39	95	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	196,242	1,200	241,188	0	0	0	5
Income Tax and Social Contribution	0	0	1,807	2,319,911	0	0	0	0
Derivative Financial Instruments	0	0	0	179,516	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	813,633	690,487	269,369	608,228	0	78,609	27,694	118,471
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	749,719	0	0
Contractual Assets	3,039,054	3,810,389	1,990,833	4,085,733	0	0	0	140,991
Financial Assets	16,623,535	9,108,683	1,945,159	4,714,269	0	0	0	0
Advance for equity participation	1,541	122,800	58,270	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	0	0	17,562	0	0	0	0	0
Others	241,159	32,577	164,303	534,817	0	1,062,040	202,203	0
TOTAL LONG-TERM ASSETS	20,747,941	14,488,551	4,448,542	15,404,217	0	1,890,368	262,610	259,467

INVESTMENTS	5,967,790	5,270,172	2,226,708	4,558,476	132,762	0	0	0

FIXED ASSETS, NET	5,433,458	1,805,486	2,514,023	5,923,868	12	12,383,713	1,270,073	2,996,096

INTANGIBLE ASSETS	281,750	135,559	101,596	178,491	1	102,301	1,828	5,868

TOTAL NON-CURRENT ASSETS	32,430,939	21,699,768	9,290,869	26,065,052	132,775	14,376,382	1,534,511	3,261,431

TOTAL ASSETS	39,160,195	27,001,618	10,806,999	29,981,500	217,710	15,649,655	1,762,462	5,480,873

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q19
Financial Information of the Subsidiaries

ASSETS 06/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	61,487	306,685	9,950	35,378	8,170	21,087	18,477	21,627
Accounts Receivable, net	1,066,608	751,162	254,410	868,749	0	369,657	96,929	635,921
Financing and Loans	338	30	0	0	0	0	0	0
Marketable Securities	0	2	0	0	0	0	0	0
Dividends Receivable	711,182	58,936	469,998	920,227	56,894	182,886	0	164,076
Deferred Fiscal Assets (Tax and Contributions)	130,893	32,915	25,363	0	1,602	0	0	0
Income Tax and Social Contribution	20,427	8,594	6,558	429,227	732	18,421	2,284	24,520
Derivative Financial Instruments	510,027	268,107	42,682	0	0	44,666	0	0
Reimbursement Rights	0	0	0	288,935	0	0	0	0
Guarantees and Linked Deposits	0	0	0	0	0	0	31,141	0
Inventory	0	28,372	101,250	0	0	0	0	57,916
Nuclear Fuel Inventory	46,232	69,394	34,137	126,895	0	76,374	16,904	10,862
Financial Assets	0	0	0	0	0	486,216	0	0
Hydrological risk	3,327,582	2,185,965	622,967	1,339,972	0	0	0	41,543
Held for sale	65,529	0	2,007	12,640	0	0	0	4,463
Others	453,419	494,479	79,188	1,153,507	1,573	104,229	4,705	7,785
TOTAL CURRENT ASSETS	6,393,724	4,204,641	1,648,510	5,175,530	68,970	1,303,536	170,440	968,713

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	13,022	0	0	0	0	0	0
Financing and Loans - principal	253	0	0	0	0	0	0	0
Marketable Securities	0	188	39	90	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	29,019	199,384	1,310	30,237	0	0	24,480	0
Income Tax and Social Contribution	0	56,971	0	1,903,642	0	0	0	0
Derivative Financial Instruments	0	0	0	300,300	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	922,695	674,755	167,913	451,941	0	96,298	17,323	104,936
Financial Asset	0	487,822	0	0	0	0	0	0
Financial Asset – Indemnitiable Concessions (Distribution)	0	0	0	0	0	830,160	0	0
Financial Asset – Indemnitiable Concessions (Generation)	19,939,305	11,675,535	2,700,899	8,688,564	0	0	0	148,315
Advance for equity participation	2,594	206,529	141,147	416	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	43,223	0	19,569	6,320	0	0	0	0
Others	528,002	39,433	149,452	2,195,970	0	803,002	200,636	9,072
TOTAL LONG-TERM ASSETS	21,465,091	13,353,639	3,180,329	13,577,480	0	1,729,460	275,152	262,323

INVESTMENTS	5,857,134	5,839,386	2,640,313	5,025,245	188,682	0	0	0

FIXED ASSETS, NET	5,144,537	1,724,966	2,457,725	6,168,144	25	5,683,388	695,224	1,928,932

INTANGIBLE ASSETS	227,081	57,062	137,968	204,122	14	68,480	1,809	5,868

TOTAL NON-CURRENT ASSETS	32,693,843	20,975,053	8,416,335	24,974,991	188,721	7,481,328	972,185	2,197,123

TOTAL ASSETS	39,087,567	25,179,694	10,064,845	30,150,521	257,691	8,784,864	1,142,625	3,165,836

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q19
Financial Information of the Subsidiaries

LIABILITIES 06/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	250,812	143,258	67,063	290,449	0	902,113	202,609	522,482
Financing and Loans - principal	1,571,102	234,339	383,916	409,304	0	600,918	1,204,927	1,223,700
Financing and Loans - charges	66,961	20,398	8,735	22,784	0	36,574	565,446	230,335
Debentures	0	9,371	4,276	28,316	0	0	0	0
Tax and Social Contributions	201,885	148,236	34,592	60,461	113	64,831	180,197	698,802
Current Income Tax and Social Contribution	837,584	1,031,999	95,482	85,293	0	87,702	0	154,160
Derivative financial instruments	0	0	0	40	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	69,431	0	0	0	0
Shareholders' Compensation	355,606	83	0	1,078,005	1	0	107,792	0
Estimated Obligations	275,308	298,228	128,191	490,920	362	143,281	30,796	30,465
Provisions for Litigations	0	0	0	0	0	0	79,373	0
Post-Employment Benefits (Pension Plan Payments)	11,080	118,870	10,640	0	0	3,533	1,149	0
Leasing (principal)	1,088	2,121	9,258	31,597	0	17,375	0	155,690
Leasing (charges)	(202)	0	0	(2,447)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	3,914	0	0	0	0
Concessions payable - Use of public property	1,006	0	2,718	0	0	0	0	0
Regulatory fees	77,041	137,777	43,364	291,645	0	35,524	2,912	36,459
Others	39,163	76,225	164,744	1,212,188	14,206	236	50,032	44,265
TOTAL CURRENT LIABILITIES	3,688,434	2,220,905	952,979	4,071,900	14,682	1,892,087	2,425,233	3,096,358

NON-CURRENT
Suppliers	0	0	0	0	0	172,953	16,578	0
Financing and Loans - principal	6,588,921	825,491	2,235,427	2,851,230	0	7,994,808	1,714,286	1,063,928
Debentures	0	140,586	112,979	171,978	0	0	0	0
Tax and Social Contributions	212,829	13,795	0	0	0	4,031	0	0
Deferred Income Tax and Social Contribution	4,486,097	2,977,496	516,450	1,790,510	9,170	0	0	0
Derivative financial instruments	0	0	0	24,672	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	407,096	0	0	0	0
Estimated Obligations	82,863	36,486	19,319	21,438	0	24,045	1,763	0
Provisions for Litigations	1,453,107	2,820,771	253,503	1,201,239	0	273,766	0	72,254
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	122,393	970,334	349,661	40,522	0	295,097	127,911	8,839
Leasing (principal)	2,721	0	44,798	17,248	0	46,925	0	765,477
Leasing (charges)	(324)	0	0	(724)	0	0	0	0
Provision for Onerous Contracts	246,980	34,760	0	97,824	0	0	0	0
Concessions payable - Use of public property	34,684	0	30,444	0	0	0	0	0
Regulatory fees	312,790	428,373	0	0	0	0	14,539	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,695,805	0	0
Advances for future capital Increase	65,984	0	0	0	0	0	1,349,384	0
Others	132,248	170,359	98,535	1,342,418	22,930	0	0	581,903
TOTAL NON-CURRENT LIABILITIES	13,741,293	8,418,451	3,661,116	7,965,451	32,100	11,507,430	3,224,461	2,492,401

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	845,510	445,628
Capital reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,755,967	2,374,016	1,812,461	5,849,187	37,475	0	0	0
Additional Dividend Purposed	0	0	0	0	0	0	0	0
Accumulated profit/loss	1,342,949	996,495	264,866	691,773	(2,061)	(3,809,469)	(4,571,407)	(548,320)
Accumulated Other Comprehensive profit/loss	(1,953,512)	(1,698,142)	(231,736)	(173,074)	17,458	(547,651)	(161,335)	(5,194)
Minority shareholdings	865	19,741	(11,913)	0	0	0	0	0

TOTAL EQUITY	21,730,468	16,362,262	6,192,904	17,944,149	170,927	2,250,138	(3,887,232)	(107,886)

TOTAL LIABILITIES AND EQUITY	39,160,195	27,001,618	10,806,999	29,981,500	217,710	15,649,655	1,762,462	5,480,873

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q19
Financial Information of the Subsidiaries

LIABILITIES 06/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	339,917	265,083	73,452	514,891	0	958,973	83,852	355,531
Financing and Loans - principal	2,736,769	1,207,750	285,554	699,322	0	424,782	873,254	892,498
Financing and Loans - charges	78,615	15,126	9,356	29,170	0	36,257	338,504	133,638
Debentures	0	9,289	0	18,033	0	0	0	0
Tax and Social Contributions	178,889	107,540	29,823	78,526	122	61,083	95,161	357,476
Current Income Tax and Social Contribution	488,839	287,930	110,602	0	0	0	0	29,054
Derivative financial instruments	0	0	0	58	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	63,727	0	0	0	0
Shareholders' Compensation	318,555	31,425	140,013	1,251,152	0	0	96,829	0
Estimated Obligations	283,848	290,684	97,161	322,396	407	113,242	7,358	28,158
Provisions for Litigations	0	0	0	0	300	0	512,871	0
Post-Employment Benefits (Pension Plan Payments)	10,059	158,244	8,523	0	0	3,196	2,801	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	12,048	0	0	0	0
Concessions payable - Use of public property	977	0	2,569	0	0	0	0	0
Regulatory fees	38,377	148,499	41,233	332,374	0	37,970	20,089	18,052
Others	75,427	144,530	142,181	1,137,604	9,552	60,739	46,058	64,271
TOTAL CURRENT LIABILITIES	4,550,272	2,666,100	940,467	4,459,301	10,380	1,696,242	2,076,777	1,878,678

NON-CURRENT
Suppliers	0	0	0	0	0	155,901	16,555	0
Financing and Loans - principal	6,843,796	914,620	2,188,297	3,474,719	0	8,077,962	1,958,783	1,082,287
Debentures	0	141,503	0	184,666	0	0	0	0
Tax and Social Contributions	231,335	21,436	0	0	0	9,688	0	0
Deferred Income Tax and Social Contribution	4,723,344	3,134,165	458,361	1,317,324	23,818	0	0	0
Derivative financial instruments	0	0	0	40,211	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	490,319	0	0	0	0
Estimated Obligations	112,095	71,960	22,081	48,338	0	41,548	4,761	0
Provisions for Litigations	1,103,130	2,420,160	141,755	913,577	0	217,942	0	48,278
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	161,175	968,185	83,642	31,186	0	70,448	74,002	438
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	166,231	184,587	0	289,074	0	972,156	0	0
Concessions payable - Use of public property	35,121	0	29,015	0	0	0	0	0
Regulatory fees	324,854	382,608	0	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,541,992	0	0
Advances for future capital Increase	56,989	0	0	0	0	0	897,487	0
Others	36,139	96,848	180,729	1,386,093	18,461	0	0	554,553
TOTAL NON-CURRENT LIABILITIES	13,794,209	8,336,072	3,103,880	8,175,507	42,279	12,087,637	2,951,588	1,685,556

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	436,750
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,273,773	746,160	1,601,352	4,351,136	26,316	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0	0	0
Accumulated Profit/Losses	727,506	380,306	126,554	1,634,281	90	(11,334,120)	(4,621,036)	(833,462)
Other Comprehensive Income	(1,842,989)	(1,636,404)	(51,203)	(45,967)	60,572	(272,153)	(110,214)	(1,686)
Minority shareholdings	597	17,308	(15,431)	0	0	0	0	0

TOTAL EQUITY	20,743,086	14,177,522	6,020,498	17,515,713	205,032	(4,999,015)	(3,885,740)	(398,398)

TOTAL LIABILITIES AND EQUITY	39,087,567	25,179,694	10,064,845	30,150,521	257,691	8,784,864	1,142,625	3,165,836

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q19
Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	4,440,847	2,238,078	1,090,770	2,276,125	8	1,516,963	171,093	1,399,694

Electric Energy Supply (sell) - Generation	2,063,630	18,042	428,321	918,884	0	1,728,708	188,034	1,927,512
Electric Energy Supply - Generation	366,804	316,722	0	448,842	0	0	0	0
Short Term Electric Energy - Generation	104,939	99,580	51,959	365,952	0	0	6,765	508
Revenue from Operation and Maintenance - Renewed Lines - Generation	596,136	1,071,386	0	16,667	0	0	0	0
Revenue from Construction of Plants - Generation	13,148	0	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	775,093	677,170	329,585	216,076	0	0	0	0
Revenue from Operation and Maintenance - Transmission	80,013	42,642	123,674	116,679	0	0	0	0
RBSE Income	1,031,301	369,489	103,639	389,502	0	0	0	0
Revenue from Construction of Plants - Transmission	168,313	9,644	40,243	17,870	0	0	0	0
Financial – Return on Investment - Transmission	63,157	115,365	83,327	124,714	0	0	0	18,139
Other Revenues	37,114	11,115	72,365	204,792	8	22	1,674	0

Deductions to Operating Revenues	(858,801)	(493,077)	(142,343)	(543,853)	0	(211,767)	(25,380)	(546,465)

Operating Expenses	(2,354,925)	(1,714,798)	(649,801)	(1,537,722)	(4,296)	(1,152,947)	(277,029)	(853,191)

Personnel, Supplies and Services	(858,595)	(631,613)	(248,740)	(733,657)	(2,836)	(455,121)	(86,201)	(117,662)
Extraordinary Retirement Plan (PAE)	(20,347)	(32,909)	(17,523)	(82,161)	0	118	0	(1,987)
Energy Purchased for Resale	(394,086)	(137,353)	(181,979)	(54,195)	0	0	(112,776)	(99,348)
Charges upon use of eletricity network	(296,439)	(370,080)	(11,582)	(293,921)	0	(80,494)	(4,775)	(34,258)
Construction	(94,697)	(130,906)	(17,338)	(24,119)	0	0	0	0
Electric Energy production cost	(182,336)	0	0	0	0	(200,036)	(992)	(527,543)
Donations and Contributions	(22,763)	(17,063)	0	(4,715)	0	0	0	0
Depreciation and Amortization	(136,040)	(62,870)	(79,551)	(219,232)	(12)	(280,526)	(35,619)	(52,157)
Operating Provisions	(174,288)	(432,292)	(77,513)	(67,456)	(1,134)	(68,938)	1,162	(7,929)
Others	(175,334)	100,288	(15,575)	(58,266)	(314)	(67,950)	(37,828)	(12,307)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,085,922	523,280	440,969	738,403	(4,288)	364,016	(105,936)	546,503

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	24,494	27,228	31,221	55,458	3,158	2,347	1,969	8,819
Income from Interest, Commission and Fees	906	0	0	0	0	0	0	0
Additional Interest on Energy	7,938	67,372	0	86,354	0	0	0	0
Monetary Adjustment Gain	33,091	24,469	0	134,954	0	3,457	5	2,427
Exchange Variation Gain	359	0	41,587	29,406	0	52,867	4	0
Gains on Derivatives	0	0	0	7,057	0	0	0	0
Other Financial Income	865,615	658,791	191,335	107,447	4	38,286	56	66,229
Debt Charges - financing and loans	(332,923)	(56,377)	(110,783)	(121,426)	0	(307,188)	(230,876)	(120,073)
Debt Charges - suppliers	0	0	(305)	0	0	0	0	0
Debt Charges - leasing	(148)	0	(2,505)	(2,430)	0	(2,678)	0	(160,981)
Charges on shareholders' funds	(21,212)	0	(3,568)	0	0	0	(3,215)	0
Monetary Adjustment Loss	(60,938)	852	(19,300)	(213,417)	0	(37,274)	0	(17,630)
Exchange Variation Loss	3,311	0	(34,025)	(30,188)	0	(14,788)	0	(364)
Loss on derivatives	0	0	0	(32,116)	0	0	0	0
Other Financial Expenses	(125,238)	(32,857)	(6,564)	(34,693)	(765)	(92,383)	(3,024)	(19,478)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	395,255	689,478	87,093	(13,594)	2,397	(357,354)	(235,081)	(241,051)

RESULTS OF EQUITY METHOD INVESTMENTS	(78,538)	46,563	(82,310)	51,912	(170)	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,402,639	1,259,321	445,752	776,721	(2,061)	6,662	(341,017)	305,452

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(932,196)	(262,849)	(180,732)	(84,950)	0	(78,616)	0	(75,599)

RESULT BEFORE EQUITY PARTICIPATIONS	1,470,443	996,472	265,020	691,771	(2,061)	(71,954)	(341,017)	229,853

Minority Participation	2	0	(154)	0	0	0	0	0
NET INCOME FOR THE PERIOD	1,470,441	996,472	264,866	691,771	(2,061)	(71,954)	(341,017)	229,853

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q19
Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	4,425,775	2,315,729	1,014,913	2,622,873	10	1,480,208	181,534	211,455

Electric Energy Supply (sell) - Generation	1,859,180	51,135	424,982	1,200,530	0	1,687,677	207,613	285,439
Electric Energy Supply - Generation	308,907	325,887	9,772	446,838	0	0	0	0
Short Term Electric Energy - Generation	61,462	150,435	21,371	393,146	0	0	0	2,306
Revenue from Operation and Maintenance - Renewed Lines - Generation	413,922	628,159	0	7,846	0	0	0	0
Revenue from Construction of Plants - Generation	9,622	6,747	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	24,666	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	701,119	712,714	364,267	295,666	0	0	0	0
Revenue from Operation and Maintenance - Transmission	89,474	39,252	93,594	121,457	0	0	0	851
RBSE Income	1,453,912	525,537	110,474	369,104	0	0	0	0
Revenue from Construction of Plants - Transmission	179,316	212,159	31,289	26,460	0	0	0	3,385
Financial – Return on Investment - Transmission	69,073	82,602	50,208	128,581	0	0	0	41,013
Other Revenues	26,520	15,850	50,169	206,474	10	0	1,367	0

Deductions to Operating Revenues	(746,732)	(459,414)	(141,213)	(573,229)	0	(207,469)	(27,446)	(121,539)

Operating Expenses	(2,570,223)	(1,794,152)	(576,888)	(635,627)	(5,745)	(1,240,626)	(332,720)	(65,186)

Personnel, Supplies and Services	(892,250)	(658,716)	(248,437)	(758,587)	(3,030)	(478,401)	(92,044)	(111,821)
Extraordinary Retirement Plan (PAE)	(44,739)	(138,813)	(26,135)	(67,322)	0	(7,154)	0	0
Energy Purchased for Resale	(351,149)	(111,950)	(185,967)	(82,484)	0	0	(105,130)	12,753
Charges upon use of eletricity network	(302,110)	(316,447)	(10,673)	(287,073)	0	(257,472)	(23,834)	(33,033)
Construction	(84,091)	(335,445)	(22,593)	(37,969)	0	0	0	(3,385)
Electric Energy production cost	(288,117)	0	0	0	0	(197,147)	(9,694)	88,621
Donations and Contributions	(20,446)	(3,403)	0	(1,030)	0	0	0	0
Depreciation and Amortization	(130,332)	(45,996)	(68,735)	(215,535)	(12)	(253,692)	(28,995)	(22,545)
Operating Provisions	(326,881)	(134,434)	(6,432)	940,153	(2,386)	3,329	(50,168)	716
Others	(130,108)	(48,948)	(7,916)	(125,780)	(317)	(50,089)	(22,855)	3,508

OPERATING RESULT BEFORE FINANCIAL RESULT	1,855,552	521,577	438,025	1,987,246	(5,735)	239,582	(151,186)	146,269

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	13,232	9,518	15,457	36,120	2,705	2,153	1,344	2,057
Income from Interest, Commission and Fees	3,094	0	0	0	0	0	0	0
Additional Interest on Energy	6,428	61,201	0	43,125	0	0	0	0
Monetary Adjustment Gain	51,189	13,958	433	110,205	0	1,986	0	5,213
Exchange Variation Gain	6,942	0	1,676	0	0	7,384	0	0
Derivatives financial instruments	0	0	0	163,004	0	0	0	0
Other Financial Income	13,741	22,090	7,167	4,675	52	131,591	48	830
Debt Charges - financing and loans	(367,649)	(111,474)	(98,688)	(168,927)	0	(29,285)	(209,373)	(106,011)
Debt Charges - suppliers	0	0	(616)	0	0	0	0	0
Charges on shareholders's funds	(18,555)	0	(4,317)	0	0	0	(2,935)	0
Monetary Adjustment Loss	(55,855)	(5,524)	(20,050)	(266,623)	0	(5,539)	0	(15,143)
Exchange Variation Loss	(64,863)	0	(32,504)	(81,718)	0	(33,301)	0	0
Losses on derivatives	0	0	0	(383)	0	0	0	0
Other Financial Expenses	(1,137,250)	(37,965)	(44,146)	(276,270)	(979)	(122,788)	(157)	(2,700)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(1,549,546)	(48,196)	(175,588)	(436,792)	1,778	(47,799)	(211,073)	(115,754)

RESULTS OF EQUITY METHOD INVESTMENTS	(131,456)	25,293	(65,822)	224,535	4,046	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	174,550	498,674	196,615	1,774,989	89	191,783	(362,259)	30,515

Income Tax and Social Contribution and Fiscal Incentives Revenue	(356,790)	(162,378)	(91,292)	(317,860)	0	(30,100)	0	17,626

RESULT BEFORE EQUITY PARTICIPATIONS	(182,240)	336,296	105,323	1,457,129	89	161,683	(362,259)	48,141

Minority Participation	20,382	0	533	0	0	0	0	0
NET INCOME FOR THE PERIOD	(202,622)	336,296	105,856	1,457,129	89	161,683	(362,259)	48,141

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q19
Financial Information of the Subsidiaries

CASH FLOWS 06/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,402,639	1,259,321	445,752	776,721	6,662	(341,017)	(2,061)	305,452

Depreciation and Amortization	136,040	62,870	79,551	219,232	280,526	35,619	12	52,157
Net monetary variations	27,847	(25,321)	19,300	78,463	33,817	0	0	15,203
Net exchange variations	(3,670)	0	(7,562)	782	(38,079)	4	0	364
Financial Charges	(415,244)	56,377	113,593	123,856	307,188	196,331	0	281,054
Financial Income - Concession Assets	(63,157)	(115,365)	(83,327)	(124,714)	0	0	0	(18,139)
Construction Income	(181,461)	(9,644)	(40,243)	(17,870)	0	0	0	0
RBSE Income	(1,031,301)	(369,489)	(103,639)	(389,502)	0	0	0	0
Result of equity method investees	78,538	(46,563)	82,310	(51,912)	0	0	170	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	19,971	63,941	313	25,015	0	0	0	0
Provisions for litigation	273,321	117,279	75,418	44,225	29,689	(1,162)	0	7,929
Provision (reversal) for impairment of assets	0	0	0	0	0	0	0	0
Provisions (reversals) for onerous contracts	(161,372)	(180,528)	0	0	0	0	0	0
Impairment (reversal) of investment losses	0	(35,037)	0	0	0	0	3	0
Minor shareholders' share	(2)	0	0	0	0	0	0	0
Charges on resources from shareholders' compensation	21,212	0	3,568	0	0	3,215	0	0
Financial Instruments - Derivatives Net Income	0	0	0	25,059	0	0	0	0
Other adjustments before IR / CS (LAIR)	(7,183)	(98,612)	(637,984)	(122,868)	210,404	0	0	31,439
(Increase) decrease on operating assets/liabilities	(66,449)	(594,162)	(270,704)	(157,456)	(177,551)	60,521	26,490	(653,302)

Cash flows from Operating Activities	1,029,729	85,067	(323,654)	429,031	652,656	(46,489)	24,614	22,157

Payment of interest	(654,356)	(31,917)	(97,764)	(65,687)	(296,405)	0	0	(83,072)
Amounts received from allowed annual revenue	100,765	0	550,838	273,134	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	1,568,466	848,374	169,361	389,502	0	0	0	0
Receipt of interest	14	0	0	0	0	0	0	0
Payment of income tax and social contributions	(912,022)	(379)	(37,822)	(161,656)	(54,101)	0	0	0
Payment of refinancing of taxes and contributions - principal	(14,997)	0	0	0	0	0	0	0
Receipt of financial asset compensation	61,477	0	2,583	15,589	0	0	220	0
Pension Plan Payments	(24,715)	(41,149)	(2,904)	0	(2,187)	0	0	0
Payment of legal provisions	0	(3,301)	0	(41,624)	0	0	0	0
Judicial Deposits	7,070	(55,605)	88,630	(31,249)	19,875	(5,674)	0	200,601

Net Cash from (used in) Operating Activities	1,161,431	801,090	349,268	807,040	319,838	(52,163)	24,834	139,686

Cash Flows from Financing Activities
Loans and financing	753,451	0	0	0	167,142	0	0	231,742
Payment of Loans and financing - principal	(1,213,742)	(234,594)	(171,016)	(117,117)	(123,944)	0	0	(52,924)
Payment of Shareholders Remuneration	(355,606)	0	(119,633)	(913,418)	0	0	(24,859)	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	187,724	0	0
Others	9,788	0	(225)	(125,521)	0	0	0	0
Net Cash from (used in) Financing Activities	(806,109)	(234,594)	(290,874)	(1,156,056)	43,198	187,724	(24,859)	178,818

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	169	0	0	0	0	0	0	0
Acquisition of fixed assets	(74,333)	0	(4,698)	(24,006)	(127,483)	(195,839)	0	(7,648)
Acquisition of intangible assets	(1,703)	(5,520)	(1,349)	(375)	(5,223)	0	0	0
Capital investment in equity investments	(58,805)	(64,071)	(15,884)	(65,154)	0	0	0	0
Investment for future capital increases	0	(15,022)	(45,260)	0	0	0	0	0
Sale of investments in equity interests	16,000	(137,356)	0	0	0	0	0	0
Others	(130,208)	(24,964)	(17,330)	439,956	(186,744)	0	0	(343,865)
Net Cash from (used in) investments activities	(248,880)	(246,933)	(84,521)	350,421	(319,450)	(195,839)	0	(351,513)

Net increase (decrease) in cash and cash equivalents	106,442	319,563	(26,127)	1,405	43,586	(60,278)	(25)	(33,009)
Cash and cash equivalents – beginning of period	73,161	276,986	44,333	5,156	3,805	77,851	37	41,729
Cash and cash equivalents – end of period	179,603	596,549	18,206	6,561	47,391	17,573	12	8,720
	106,442	319,563	(26,127)	1,405	43,586	(60,278)	(25)	(33,009)

DFR - Investor Relations Superintendence
Marketletter - Annex I - 2Q19
Financial Information of the Subsidiaries

CASH FLOWS 06/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	174,550	498,674	196,615	1,774,989	191,783	(362,259)	89	30,515

Depreciation and Amortization	130,332	45,996	68,735	215,535	253,692	28,995	12	22,545
Net monetary variations	4,666	(8,434)	17,841	156,418	3,553	0	0	9,930
Net exchange variations	57,921	0	30,828	81,718	25,917	0	0	0
Financial Charges	1,484,730	111,474	99,304	168,927	29,285	209,373	0	106,011
Financial Income - Concession Assets	(69,073)	(107,268)	(50,208)	(128,581)	0	0	0	(41,013)
Construction Income	(188,938)	(218,906)	(31,289)	(26,460)	0	0	0	(3,385)
RBSE Income	(1,453,912)	(525,537)	(110,474)	(369,104)	0	0	0	0
Result of equity method investees	131,456	(25,293)	65,822	(224,535)	0	0	(4,046)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	69,704	47,347	1,116	74,625	(53)	0	0	0
Provisions for litigation	232,458	145,609	5,316	17,017	17,443	50,168	0	(1,494)
Provision (reversal) for impairment of assets	(2)	0	0	(3,506)	416,687	0	0	0
Provisions (reversals) for onerous contracts	(38,444)	0	0	0	(416,687)	0	0	0
Impairment (reversal) of investment losses	63,165	0	0	(7,800)	0	0	0	0
Minor shareholders' share	(20,381)	0	0	0	0	0	0	0
Charges on resources from shareholders	18,555	0	4,317	0	0	2,935	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(162,621)	0	0	0	0
Other adjustments before IR / CS (LAIR)	(15,292)	105,636	(394,063)	(796,994)	155,536	0	0	142,623
(Increase) decrease on operating assets/liabilities	(88,110)	(725,245)	(211,128)	(451,811)	(105,452)	27,701	44,230	(222,417)

Cash flows from Operating Activities	493,385	(655,947)	(307,268)	317,817	571,704	(43,087)	40,285	43,315

Payment of interest	(647,477)	(103,233)	(99,241)	(80,097)	(207,323)	0	0	(9,324)
Amounts received from allowed annual revenue	100,992	0	545,157	267,296	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	1,807,961	1,025,940	242,622	482,186	0	0	0	0
Receipt of interest	801	0	0	0	0	0	0	0
Payment of income tax and social contribution	(484,952)	0	(42,087)	(194,394)	(65,853)	0	0	0
Payment of refinancing of taxes and contributions - principal	(35,421)	0	0	0	0	0	0	0
Receipt of financial asset compensation	61,136	0	0	13,891	0	0	6,571	0
Pension Plan Payments	(28,734)	(100,472)	(3,779)	0	(2,099)	0	0	0
Payment of legal provisions	0	(23,753)	0	0	0	0	0	0
Judicial Deposits	(26,339)	(13,227)	(3,878)	0	(5,806)	(1,880)	0	(13,550)

Net Cash provided by Operating Activities	1,241,352	129,308	331,526	806,699	290,623	(44,967)	46,855	20,441

Financing Activities
Loans and financing	0	286,878	0	405,262	5,900	0	0	0
Payment of Loans and financing - principal	(634,302)	(196,604)	(299,955)	0	(139,167)	(2,519)	0	0
Payment of Shareholders Remuneration	0	0	(169)	(653,368)	0	0	(40,554)	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	28,333	0	0
Others	10,781	0	0	(118,475)	0	0	0	0
Net Cash provided by Financing Activities	(623,521)	90,274	(300,124)	(366,581)	(133,267)	25,814	(40,554)	0

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	8,952	0	0	(405,262)	0	0	0	0
Acquisition of fixed assets	(60,601)	(66,268)	(2,838)	(3,212)	(189,281)	(22,310)	0	(6,033)
Acquisition of intangible assets	(3,646)	(3,917)	(2,691)	(59,670)	(4,605)	(44)	0	0
Capital investment in equity investments	(36,723)	(184,052)	(9,201)	(234,943)	0	0	0	0
Investment for future capital increases	(1,594)	0	(4,080)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0	0
Others	(486,205)	160,078	(22,966)	278,439	56,553	0	0	(3,341)
Net Cash from investments activities	(579,817)	(94,159)	(41,776)	(424,648)	(137,333)	(22,354)	0	(9,374)

Net increase (decrease) in cash and cash equivalents	38,014	125,423	(10,374)	15,470	20,023	(41,507)	6,301	11,067
Cash and cash equivalents – beginning of period	23,473	181,262	20,324	19,908	1,064	59,984	1,868	10,560
Cash and cash equivalents – end of period	61,487	306,685	9,950	35,378	21,087	18,477	8,170	21,627
	38,014	125,423	(10,374)	15,470	20,023	(41,507)	6,302	11,067

DFR - Investor Relations Superintendence
Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company had, in 2Q19, a result 7592% higher than that ascertained in 2Q18, going from a loss of R$ 8.7 million in 2Q18 to a profit of R$ 652 million in 2Q19 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 2Q19, a decrease of 11% compared to 2Q18, going from R$ 1,195.1 million in 2Q18 to R$ 1,063.4 million in 2Q19.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q19	2Q18	Variation (%)	Analysis
Generation
Energy supply to distribution companies	9,584	26,563	-63.9	The variation is mainly due to: (i) the termination of contracts in 2018 (around 80 average MW), with average selling price of R$ 185.00 / MWh, whose energy was not re-contracted in 2019.
Supply	157,108	181,153	-13.3

The variation is mainly due to: (i) reduction in the second quarter of around 70 average MW in the consumption of industrial customers reached by Law 13,182/2015 (Sobradinho HPP); and (ii) fire at the plant of an industrial consumer in the state of Alagoas, in May and June/2019, reducing the cosumption.

Short Term Market (CCEE)	-5,821	85,144	-106.8

The variation is mainly due to: (i) revenue of R$ 66.5 million related to energy settled in CCEE in 2Q19, especially due to the termination of contracts in 2018 (around 80 average MW) , whose energy was not rehired in 2019 (which reflected in the negative variation of the supply line), offset by (i) one-off accounting adjustments for delinquency in previous periods (+ R$ 37 million in 2Q18 and -R$ 72 million in 2Q19); and (i) lower PLD value (R$ 303/MWh in 2Q18 and R$ 131/MWh in 2Q19, but it was R$ 442/MWh in 2Q18 and R$ 79/MWh in 2Q19, in the NE)

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	536,562	329,825	62.7

The variation is mainly due to: (i) the annual readjustment of the RAG of approximately 3.9%, according to Aneel Resolution 2421/2018, mainly explained by the recording of the amounts of GAG improvement in 2019, in the amount of R$ 160 million, without comparison in 2018.

Generation Construction Income	0	5,355	-100.0	The variation is mainly due to: (i) in 2Q19, GAG improvement was recognized and now it is recorded in O&M revenue.
Return on investment	0	0		Not applicable
Transmission
O&M Transmission Lines renewed pursuant to Law 12,783/2013	328,374	372,207	-11.8

The variation is mainly due to: (i) tariff revisions of the current cycle 18/19, according to Aneel Resolution 2,408/18, affecting the items: revenue early apportionment (-R$ 6 million), adjustment portion (-R$ 16 million), PV growth (+ R$ 1 million) (ii) reflexion of IFRS15 calculation of the projects associated with authoritative resolutions of CC 061/2001.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	20,147	14,982	34.5

The variation is mainly due to: (i) annual readjustment of the RAP - Annual Allowed Revenue, according to Aneel Resolution No. 2,408/2018, especially the growth related to the go-live of new transmission projects during 2018.

RBSE Income	202,872	275,307	-26.3	The variation is mainly due to: (i) the amount receivable is amortized monthly through RAP, which decreases the asset balance and, therefore, the financial income related to RBSE.
Transmission Construction Income	169	128,472	-99.9	The variation is mainly due to: (i) construction margin between the compared dates, due to the decrease in construction expenses.
Income from Return of Investment in Transmission	60,815	5,811	946.5

The variation is mainly due to: (i) higher recording of remuneration on financial assets due to the entry of new enterprises during 2018, with special emphasis on Contract 61 (reinforcements and improvements).

Other Incomes	5,699	8,542	-33.3	The variation is mainly due to: (i) the decrease in Chesf's operating and maintenance fees from R$ 4 million in 2Q18 to R$ 2 million in 2Q19.
Deductions to the Operating Revenue	-252,092	-238,218	5.8

The variation is mainly due to: (i) PIS / COFINS and sector charges on revenue; (ii) regulatory fees on revenues, mainly increase in CFURH of renewed plants, due to the normalization of the hydrological situation, which did not occur in 2018, as the hydrological capacity of the company was lower.

ROL	1,063,417	1,195,143	-11.0
Operating Costs and Expenses
Expenses and operating costs, in 2Q19, increase of 15.5% compared to 2Q18, from R$ 966.7 million in 2Q18 to R$ 1,116.2 million in 2Q19, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	2Q19	2Q18	Variation (%)
Personnel	-214,179	-257,393	-16.8

The variation is mainly due to: (i) a reduction in the number of employees in the period, 4,273 employees in 2Q18 and 3,850 employees in 2Q19, reducing 7% in salary expenses and 9% in vacation expenses, in the amount of R$ 5.7 million; (iii) a 10% reduction in additional expenses for years of service, in the amount of   R$ 4.0 million; partially offset by (iv) increase in overtime hours expenses, in the amount of R$ 6.7 million, due to the exceptional need for services related to the implementation of SAP-IU and (iv) readjustment to the 2017/2018 ACT readjustment of 1.69%.

Agreed Dismissal Plan/PAE (Provision)	0	-12,583	-100.0	The variation is mainly due to: (i) in 2019, there was no provision in the period, as provisions were made in 1Q19. In 2Q19, there were a total of 96 dismissals.
Supplies	-9,343	-7,434	25.7

The variation is mainly due to: (i) R$ 0.7 million increase in expenses with medical and hospital expenses at Hospital Nair Alves in Paulo Afonso, and an increase in expenses with fuels and lubricants of R$ $ 0.5 million.

Services	-99,059	-56,289	76.0

The variation is mainly due to: (i) increase in expenses with outsourced labor services, R$ 3.5 million; (ii) increase in expenses with building contractor services, R$ 6.2 million; and (iii) increase in surveillance expenses, R$ 10.7 million.

Other	207,674	-49,316	-521.1	The variation is mainly due to the following explanations.
Donations and Contributions	-8,506.0	-1,468.0	479.4	The variation is mainly due to: (i) increase in CEPEL's contribution, R$ 2.3 million.
Other Operating Expenses	216,180	-47,848	-551.8

The variation is mainly due to: (i) registration of leasing and rents, R$ 1.8 million, mainly impacted by vehicle leasing; (ii) Recognition of expense recovery, R$ 2 million, arising from disallowances with suppliers; (iii) Registration of CFURH (depletion regime, non-renewed concessions), R$ 2 million.

TOTAL PMSO	-114,907	-383,015	-70.0

DFR - Investor Relations Superintendence
Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	2Q19	2Q18	Variation (%)
Energy Purchased for Resale	-75,273	-56,456	33.3

The variation is mainly due to: (i) increase in the contracted amount in 2Q19 by around 42 average MW due to the seasonality of the purchase contracts; (ii) Increase in energy purchased in 2Q19 / 2019, as a result of a new contract of around 3 average MW which resulted in an additional expense of approximately R$ 1.1 million in the period evaluated; and (iii) average price adjustment of contracts equivalent to R$ 6.63/MWh.

Fuel	0	0	0.0	Not applicable
Charges for the Use of the Electricity Grid	-187,081	-158,817	17.8

The variation is mainly due to: (i) in 2019, with the implementation of the ERP-SAP System in CHESF, a new configuration of the CHESF G TUST charge for CHESF T was made and is now recorded as operating expense. (+ 23.4 million). In the previous cycle, the amount related to this specific charge was treated as a reduction of Gross Revenue.

Construction Expense	-91,497	-201,513	-54.6	The variation is mainly due to: (i) due to the lower investments realization.
Depreciation and Amortization	-31,459	-22,960	37.0

The variation is mainly due to: (i) increase of assets in operation; (ii) recording of depreciation arising from leasing under new accounting rule IFRS 16, which did not occur in the same period of 2018. If were not this the case, this expense would be reduced. It is also important to mention that the change in accounting criterion was from 2019 on, not having this effect in the same accumulated period of the previous period.

Operating Provisions	2Q19	2Q18	Variation (%)
Operating Provisions	-366,823	-143,963	154.8

The variation is mainly due to: (i) the recording of provision for losses on investment resulting from the declared expiry of some transmission contracts, in the amount of R $ 387 million, on the other hand, the same contracts R$ 180 million were recorded as onerous contract reversal, in the amount of R$ 180 million, generating a net effect of R$ 207 million.

Financial Result - R$ Thousand	2Q19	2Q18	Variation (%)
Financial Investments Incomes	16,589	4,291	286.6

The variation is mainly due to: (i) the increase in the Company's financial investments, due to the cash availability between the compared dates; (ii) increase in profitability from 0.31% pm in 2018 to 0.72% pm in 2019. Return on financial investments was 142% of CDI in 2Q19 against 58.9% of CDI in the same period of 2018 .

Debt Charges	-15,351	-55,814	-72.5

The variation is mainly due to: (i) total settlement of the debt with Eletrobras through lieu of payments for SPEs transfers (Ch.Piauí I and II, Sento Sé I, II and III, INTESA, MTE , Vamcruz, Serra das Vacas), a process initiated at the end of the second semester of 2018 and duly concluded in Mar/19.

Interest paid in arrears for energy sold	40,187	31,222	28.7	The variation is mainly due to: (i) recalculation/adjustment of the Rio Doce Manganês debt update and adjustment of Santana Textil's debtness aknowledgement before the Court of Justice/PE.
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Variation	15,551	10,487	48.3	The variation was mainly due to: (i) debt settlement with Eletrobras; (ii) update of judicial deposits.
Other Net Revenue/Financial Expenses	623,605	-134,365	564.1

The variation is mainly due to: (i) the recording of RBSE's fair value measurement (IFRS 9), in the amount of R$ 642 million in 2Q19, considering the 3.09% NTN-B rate used to calculate the fair value, which was 5.06% in 2Q18; (ii) record R&D balance adjustments.

Equity Interests (Equity) - R$ Thousand	2Q19	2Q18	Variation (%)
Equity Interests (Equity)	13,654	-7,406	284.4

The variation is mainly due to: (i) positive results presented in the SPEs ESBR (R$ 12 million) and IE Madeira (R$ 17 million), which offset the negative results of R$ 37 million in Norte Energia and STN (R$ 9 million).

Alienação de Investimentos	183,222	0	100.0	The variation is mainly due to: (i) SPE transfer.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	2Q19		Variation (%)
Current IR and CSLL	-271,551	-152,197	78.4

The variation is mainly due to: (i) increase in LALUR value until Jun/19 compared to Jun/18, considering that in 2018 the additions were lower than in the accumulated, mainly influenced by the provision losses, in the amount of R$ 388 million, and adjustments of CPC 47 in the amount of R$ 86 million, adding the fact that the exclusions in Jun/19  were higher than in the same period compared due to the increase in the total reversals (R$ 500 million).

Deferred IR and CSLL	229,047	65,947	-247.3
Tax Incentives	52,818	625	8,351	The variation is mainly due to: (i) publication of the RFB reports and ADE in 2019, adding the incentive basis in relation to 2019.

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Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

ELETRONORTE

Result Analysis

The Company had, in 2Q19, a result  69.8% lower that ascertained in 2Q18, going from a profit of R$ 1,151.3 million in 2Q18 to a profit of R$ 348 million in 2Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 2Q19, a decrease of 2.5% compared to 2Q18, going from R$ 1,175 million in 2Q18 to R$ 1,145 million in 2Q19.  The variations of each income account are detailed below:

Gross Revenue	2Q19	2Q18	Variation (%)	Analysis
Generation
Energy supply to distribution companies	450,734	577,897	-22.0

The variation is mainly due to the following reasons: (i) a reduction of 370 MWm in the contracted volume in the ACL, of which R$ 110 million in non-renewed contracts; (ii) the contract with Boa Vista was reduced by R$ 60 million, due to the suspension of supply by Corpoelec, also due to Inowatt's default with the 15 MWm supply contract (R$ 7 million). On the other hand, Cemig's contract seasonalization was R$ 17 million higher than 2Q18, by 52 MWm. In relation to the ACR there was a gain of R$ 34 million with the 2019-2020 product of 145 MWm.

Supply	231,237	231,464	-0.1	Without any relevant variation.
Short Term Market (CCEE)	193,909	57,940	234.7

The variation was mainly due to the following factors: (i) Differences in the Short Term Market due to the 996 MWm increase in non-traded energy surplus, despite the 67% reduction in the average PLD of the period, of R$ 244 , 66 to R$ 80.22; (ii) The impact of GSF (2Q18: 0.6 x 2Q19: 0.87) on revenue was 9% lower than in 2Q18; and (iii) the suspension of the FID application (unavailability factor), which in 2Q18 represented a reduction of 4.27% in the physical guarantee not reflecting in 2Q19.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	9,178	4,107	123.5

The variation was mainly due to the following factors: (i) RAG annual readjustment of approximately 141%, according to Aneel Resolution 2421/2018, mainly explained by the recording of GAG improvement amounts in 2019, in the amount of R$ 775 thousand/month, without comparison in 2018.

Generation Construction Income	0	0	0.0	Without effect any result, due the equivalent amount in construction expense.
Transmission
O&M Transmission Lines renewed pursuant to Law 12,783/2013	113,445	139,356	-18.6

The variation is mainly due to the following factors: (i) reduction of the advance payment by R$ 12 million; (ii) R$ 11 million increase in the RAP value discount due to the Tust value invoicing related to the generation of Eletronorte itself, which was accounted for from the second half of 2018; (iii) increase in discounts with adjustment portion of R$ 4 million; (iv) reduction of R$ 2 million from the CDB/PROINFA transfer to ELB; (iv) reduction of R$ 2 million in total border revenue, which is a component of RAP related to the connection of facilities below 230kv to Eletronorte's transmission network.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	56,056	69,998	-19.9

The variation is mainly due to the following factors: (i) discounts with variable installment of R$ 3 million; (ii) reduction of the advance payment by R$ 2 million; (iii) reduction of R$ 2 million in total border revenue, offset by (iv) increase of R$ 2 million in Adjustment Installment (v) increase of R$ 2 million in PIS/PASEP and COFINS and, (vi) R$ 1 million increase with RBNI/RMEL/RBNA.

RBSE Income	194,718	190,753	2.1

The variation is mainly due to the following reason: (i) R$ 82 million was being reclassified to the financial income account of contract 058, but which corresponded to RBSE's financial income. Of this amount, 45 million corresponds to 1Q19, which distorted the value of 2Q19. Excluding this effect (239MM-45MM), we reach R$ 194 million, that compared to R$ 190 million, results in a positive variation of R$ 4 million due to the 3.3% RAP adjustment.

Transmission Construction Income	11,846	15,157	-21.8

The variation is mainly due to the following reason: (i) reduction in the revenue recognition from construction in renewed projects (2Q19: R$ 11.3 million x 2Q18: R$ 15.1 million), partially offset by (ii) recognition of construction revenue of R$ 0.5 million in 2Q19 in non-renewed concessions, which did not occur in 2Q18.

Income from Return of Investment in Transmission	62,330	64,250	-3.0

The variation is mainly due to the following factors: (i) reclassification of R$ 82 million, recorded in contractual financial account 058, but corresponding to RBSE's financial income, as mentioned above. Excluding this 45 million reais effect, the variation would have been negative by approximately R$ 2 million due to the exclusion of TL Rio Branco/Feijó/Cruzeiro do Sul (Concession Contract 009/2014) from the portfolio of Eletronorte contracts, due to the declaration of the concession expiration made by the Granting Authority.

Other Incomes	104,261	102,725	1.5

The variation is mainly due to the following factors: (i) increase in O&M service revenues: R$ 10.8 million, (ii) increase in CDE revenues: R$ 1.8 million, partially offset by ( iii) decrease of R$ 5.9 million in revenue from Multimedia Communication Services due to the reduction of investments and loss of customers; and (iv) a 4.7 million reais decrease in Proinfa revenues.

Deductions to the Operating Revenue	-282,502	-278,475	1.4

The variation is mainly due to the following reason: (i) a 65% (R $ 18 million) increase in non-renewed Concession RGR expenses. (ii) Expenses were reduced in most other deductions (ICMS, PASEP, Cofins, Proinfa and CFURH).

ROL	1,145,212	1,175,172	-2.5

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 2Q19, an increase by 244.2%  compared to 2Q18, going from R$ 520 million in 2Q18 to a negative result R$ 749.8 million in 2Q19.  The variations of each income account are detailed below:

PMSO	2Q19	2Q18	Variation (%)	Analysis
Personnel	-302,694	-308,941	-2.0

The variation is mainly due to: (i) Readjustment from the Collective Bargaining Agreement (known as ACT 2018/2019) of 1.69%; (ii) increase in the amount of overtime hours in  R$ 0.8 million, offset by: (iii) Reflection of 174 employees dismissal from Eletronorte due to the PDC (Consensual Dismissal Plan) in 2018 which contractual termination was from July 2018 on, reflecting on reductions in salaries (R$ 2.8 million); function bonus payments (R$ 2.7 million); risk (R$ 2.1 million) and with social security and health care foundation (E-Vida) at R$ 5 million.

Supplies	-16,495	-6,932	138.0

The variation is mainly due to the following reasons: (i) construction of the Itapuã do Oeste Bridge (RO) over the Jamari River (Socio-Environmental Counterpart of the HPP Samuel): R$ 1.7 million; (ii) expenses with the acquisition of Spare Material, especially: (a) Bipolo SE Porto Velho: R$ 2 million; Porto Velho Grinding Station: R$ 1 million; HVDC (High Voltage System): R$ 1, 2 million; Maintenance of Coaracy Nunes HPP: R$ 2 million and Maintenance of Generation facilities: R$ 1.7 million.

Services	-65,192	-61,659	5.7

The variation is mainly due to the following factors: cost increase in the following accounts: (i) costs related to the service provision contract, by Eletronorte, of O&M Belo Monte, in the amount of R$ 4 million; (ii) Consulting: R$ 0.8 million; (iii) Advertising: R$ 0.3 mi and (iv) Cleaning and Conservation: R$ 0.7 mi; offset by (v) Cost savings in the following accounts: (vi) Contracted Labor: R$ 0.8 mi, Vehicle Maintenance: R$ 0.7 million and Maintenance/Conservation Buildings: R$ 1 mi.

Volunteer Dismissal Plan (Provision)/ PAE	8,691	-10,799	-180.5

The variation is mainly due to the following factors: (i) provision in 2Q18 for indemnity of PDC/2018 (Consensual Dismissal Plan): R$ 11 million, (ii) reversal in 2Q19 of R$ 12.7 million, related to the withdrawal of 28 employees who obtained a court decision (injunction) not to leave Eletronorte at the PDC, despite having adhered to the Plan. This matter is in court and the Company has appealed and is awaiting judgment of the lawsuit, (iii) provision for indemnity of PDC/2019 in 2Q19 in the amount of R$ 4 million.

Other	-17,757	-51,855	-65.8
Donations and Contributions	-3,984	-400	896.0

The variation is mainly due to the following factors: (i) contribution of R$ 2.5 million to Cepel , of R$ 1.1 million (non-recurring) to Ipam that had no realization in the same period of the last year. The increase in the contribution to Cepel is due to the fact that, in the same period of 2018, the Company had R&D balance. However, in June 2019 the contributions were paid with costing budget.

Other Operating Expenses	-13,773	-51,455	-73.2

The variation is mainly due to the following factors: (i) a reduction in rental expenses with TPP Araguaia, in the amount of R$ 24.7 million, resulting from the decision of the National Energy Policy Council and also from Aneel's decision authorizing Eletronorte to demobilize the TPP, which led the thermoelectric plant not to be activated; (ii) R$ 4.6 million increase in Insurance (Operational Risk) in 2Q19 (Payment of R$ 3.7 million due to HVDC accidents deductibles  and HPP Tucuruí  - R$ 1.4 million). (iii) Leasing reversal of R$ 9.4 million due to the adoption of IFRS 16 and recovery expenses increase of R$ 6 million; and (iv) loss on disposal in 2Q19 of R$ 5.6 million related to unitization (replacement of transmission equipment) due to tariff revision of contract 058.

TOTAL PMSO	-393,447	-440,186	-10.6

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Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

Operating Costs	2Q19	2Q18	Variation (%)	Analysis
Energy Purchased for Resale	-3,634	-45,569	-92.0

The variation is mainly due to the following factors: (i) the effect of R$ 9.8 million in 2Q19, due to the CCEE apportionment and R$ 1.1 million related to the estimated power purchase in June/19, while in 2Q18, R$ 2.6 million was accounted for in the short term energy purchase; (ii) R$ 1 million purchase of energy from Sinop (contract from 2019), without equivalent in 2Q18, offset by (ii) reduction of energy purchased from CORPOELEC, accounted for only R$ 8.5 million related to energy supplied in April/19, not having any energy supply in May and June 2019. On the other hand, in 2Q18, this expense was R$ 43 million.

Fuel	0	0	0.0	Not applicable.
Charges for the Use of the Electricity Grid	-148,561	-145,012	2.4

The variation is mainly due to the following factors: (i) readjustment of 3.21% in the tariff defined for the HPP Tucuruí, from R$ 5,822 kw/hour in the 2017-2018 Cycle (REH 2259/2017) to R$ 6.009 kw/hour in the 2018-2019 cycle (REH 2409/2018).

Construction Expense	-17,234	-21,755	-20.8

The variation is mainly due to the following factors: (i) Recognition of costs related to the following transmission contracts: 012/2009 in the amount of R$ 0.7 million, 009/2010 in the amount of R$ 0.4 million, 014/2012 in the amount of R$ 0.5 million, 010/2009 in the amount of R$ 0.3 million and 058/2001 in the amount of R $ 15.3 million (with no revenue in return because these concessions were already in commercial operation .

Depreciation and Amortization	-109,651	-108,059	1.5

The variation is mainly due to the following reason: (i) recording of depreciation resulting from leasing according to the new accounting rule IFRS 16 adopted from January / 2019. Disregarding this effect, the cost would have decreased compared to the previous period as the plant depreciation is higher than the current investment volume.

Operating Provisions	2Q19	2Q18	Variation (%)	Analysis
	-77,326	1,281,239	-106.0

The variation is mainly due to the following reason: (i) effect of the rate reversal to R$ 1.3 billion in 2Q18, without any change in 2Q19; (ii) reclassification of risks of labor lawsuits (R$ 17 million), civil (R$ 10 million); land ownership related to Balbina R$ 1.6 million update of liabilities; (iii) update of the provisioned amount, with special highlight to Sula Maérica de Bardella Ind. Mecânicas.

Financial Income	2Q19	2Q18	Variation (%)	Analysis
Financial Investments Income	31,708	12,474	154.2

The variation is mainly due to the following reason: (i) reduction in the average balance of financial investments, from R$ 1.1 billion in 2018 to R$ 0.886 billion in 2019; offset by: (ii) increased profitability from 0.31% per month in 2018 to 0.72% per month in 2019. The yield on financial investments was 142% of CDI in 2Q19 against 58.9% of CDI in the same period of 2018.

Debt Charges	-59,924	-86,560	30.8

The variation is mainly due to the following reasons: (i) debt settlement with Eletrobras, R$ 762 million, through lieu of payments for SPEs transfers ; and (ii) debt settlement with Caixa Econômica Federal in the amount of R$ 80 million.

Leasing charges	-2,430	0	-100.0	Any relevant value. Effect from IFRS 16 in 2Q19, without comparison in 2Q18.
Interest Paid in Arrears for Energy Sold	54,815	23,915	129.2

The variation is mainly due to the following reasons: (i) restatement of the overpaid IRPJ/CSLL balance in 2016 and 2017, in the amount of R$ 12.5 million, (ii) update of the installment payment with Boa Vista recurring amount of R$ 11.3 million and (iii) restatement of the energy credit sold to CERON in the recurring amount of R$ 11 million. (iv) CCEE's default interest rates updated: R$ 2.1 million (2Q19) x R$ 1.3 thousand (2Q18).

Net Exchange Variation	1,573	-66,877	102.4

The variation is mainly due to the following reason: (i) effect of exchange variation on the balance of foreign currency loans (US dollars). The foreign exchange adjustment on these loans was negative by R$ 0.6 million in 2Q19, compared to the positive adjustment of R$ 54 million in the same period of 2018. (ii) reduction in exchange rate adjustment on the contract with Corpoelec: 2Q19: (- ) R$ 1 million x 2Q18: R$ 12.1 million. In the latter case, in addition to the effect of exchange variation, when compared to 2018, billing was suspended in 2019 (since April).

Net Monetary Variation	-36,692	-56,511	35.1

The variation is mainly due to the following reasons: (i) monetary variation on energy sales in CCEE in 2Q19 = R$ 6.9 million x 2Q18 = R$ 3.1 million; (ii) monetary variation on credit with CERON/ELB in 2Q19 = R$ 41 million x 2Q18 = R$ 39 million; (iii) monetary variation of transmission contracts: 2Q19: R$ 2.5 million x 2Q18: R$ 0.2 million; (iv) monetary adjustment by the Selic on dividends: 2Q19: R$ 90 million x 2Q18: R$ 83 million; (v) the settlement of R$ 842 million in loans with ELB and CEF contributed to the R$ 7 million reduction in expenses arising from monetary variation in 2Q19; (vi) reduction of monetary correction expenses in the amount of R$ 2.6 million due to the termination of the energy swap contract firmed with BTG Pactual.

Other Financial Revenue/Expenses	60,698	-364,856	116.6

The variation is mainly due to the following reason: (i) RBSE fair value registration (IFRS 9), in the amount of R$ 95.7 million, considering the NTN-B rate of 3.09%, used to calculate fair value, which was 5.06% in 2Q18; (ii) a 16.57% reduction in arrears expenses (1Q8: R$ 6.2 million x 1Q19: R $ 5.2 million), since in 2Q18 there was accounting of interest on debt with Petrobras for 4 months (March to June), while in 2Q19 the accounting occurred only for 3 months (April to June).

Gains/Losses on Derivatives	-6,829	178,206	-103.8

The variation is mainly due to the following reason: (i) in 2Q18, gains on derivatives were accounted as a result of the increase in all indexes used in the premium pricing with Albras: dollar (14.89%), aluminum (6, 81%) and SELIC (4%). In 2Q19, there was a high of the dollar (4.72%), and a drop in the price of aluminum (-5.98%) and SELIC (-10.5%). No new contracts were concluded with derivative pricing.

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Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

Equity Interests	2Q19	2Q18	Variation (%)	Analysis
Equity Interests	13,282	100,785	-86.8

The variation is mainly due to the following reasons: (i) Norte Energia generated a negative equity income of R$ 56.3 million, especially: a) reduction in short-term energy sales revenue R$ 144 million; b) increase with energy purchase cost R$ 38 million; c) increase in depreciation account R$ 98 million resulting from the activation of more Generating Units; d) financial result impacted by R$ 129 million with the end of the long-term loan grace period. (ii) SINOP generated negative equity income of R$ 5.7 million, with special highlight to: a) increase in energy sales revenue according to ACR; b) increase in energy purchase costs to resale R$ 97.8 million in order to honor the agreements signed in the ACR; (iii) NBTE negative equity income of R$ 5.6 million, with special highlight to: a) comparison of revenue compromised due to changes in accounting standards for the transmission segment; b) increase of reserves for provisions by R$ 11 million; (iv) BMTE generated negative equity income of R$ 3.7 million, with special highlight to: a) comparison of revenue compromised due to changes in accounting standards for the transmission segment; b) cost reduction of R$ 52.1 million resulting from the end of the project implementation and the consequent demobilization; c) settlement of loans in the amount of R$ 17.5 million improving SPE's financial result; (v) EAPSA generated a negative equity income of R$ 1.0 million,with special highlight to: a) in 2018 SPE received GSF renegotiation values, which did not happen in the same proportion in 2019 and are affected by generation volume and PLD price; b) increase in depreciation expenses due to the change in the rate that aims to depreciate all investment until the end of the concession.

Income Tax and CSLL	2Q19	2Q18	Variation (%)	Analysis
Current IR and CSLL	-107,379	26,011	-512.8

The variation is mainly due to the following reasons: (i) Real profit in 2Q19 was 422 million x 273 million relative to 2018, a 54.58% variation. The taxable profit of 2018 was mainly influenced by the reversal of the provision of TFRH Pará - HPP Tucuruí, which excluded from the Real Profit base R$ 1.481 billion, causing the exclusions to exceed the additions by R $ 1.2 billion.

Deferred IR and CSLL	-60,995	-402,496	-84.8

The variation is mainly due to the following reasons: (i) In 2018, the variation between the temporary differences from May to June was R$ 436 million due to the Pará Rate Reversal of R$ 1.481 billion, without any change in 2Q19.

Revenue from Tax Incentives	65,042	91,475	-28.9

The variation is mainly due to the following reason: (i) The reversal of the provision of TFRH Pará increased the 2Q18 result by R $ 1.4 billion, which directly contributed to the incentive to be limited to the amount of the provision throughout 2018, considering that in the incentive calculation of this revenue TFRH is not excluded as it occurs in the calculation of the Real Profit. In 2019 we did not have this situation.

DFR - Investor Relations Superintendence
Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis
The Company had, in 2Q19, a result lower than that ascertained in 2Q18, going from a profit of R$ 192 thousand in 2Q18 to a loss of R$ 192 million in 2Q19, mainly due to the reasons described below.

Operating Revenue
The Net Operating Revenue posted, in 2Q19, a growth of 1.7% compared to 2Q18, going from R$ 747 million in 2Q18 to R$ 759.5 million in 2Q19. The variations of each income account are detailed below:

Gross Revenue	2Q19	2Q18	Variation (%)	Analysis
Generation
Energy supply to distribution companies	862,976	851,430	1.4

The variation was mainly due to: (i) increase in Fixed Revenue account of Angra 1 and 2 plants by 2.8% (R$ 92.9 million/year) according to ANEEL Resolution 2,509/2018, which represents a positive effect of R$ 23.2 million in the quarter; ii) reduction of the excess energy portion by 1.2% (R$ 11.7 million). In terms of physical quantity of energy produced, Angra 1 and 2 plants underperformed by 25.3%, with 1,014 million MWh not generated in the period compared (4.006 million MWh between April and June 2018 compared to 2.992 million MWh between April to June 2019), justified by the stoppage for maintenance and change of nuclear fuel that occurred in Angra 2 (2P15) from April 22, 2019 to May 22, 2019 (31 days).

Deductions to the Operating Revenue	-103,430	-104,659	-1.2	The variation was mainly due to: (i) proportional increase to the variation in Gross Operating Revenue account.
ROL	759,546	746,771	1.7

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 2Q19, a decrease by 24% compared to 2Q18, going from R$ 752.5 million in 2Q18 to R$ 571.4 million in 2Q19.  The variations of each income account are detailed below:

PMSO	2Q19	2Q18	Variation (%)	Analysis
Personnel	-169,469	-146,044	16.0

The variation was mainly due to: (i) an increase in health care expenses of R$ 3.5 million (2%), because it was the last year allowed for employees who were dismissed from the company in 2014 to use it, through a dismissal incentive program and also an increase in the average hospital inflation of 6.86% for the last 12 months (FIPE-Saúde); ii) 1.69% increase granted to employees through ACT on the base date of 04/2018; (iii) 1% average increase in additional for length of service; (iv) 1% average increase by application of promotion by Level Advancement System (SAN) from 01/2019; (v) It is also estimated that approximately R$ 17 million (10%) of personnel expenses are no longer transferred to direct costs applied to the Angra 3 project, due to the suspensions in the project activities.

Supplies	-12,037	-4,089	194.4

The variation was mainly due to: (i) the shutdown for maintenance and exchange of nuclear fuel occurred in Angra 2 (2P15) between the days of April 22, 2019 and May 22, 2019 (31 days), with no effect on the 2nd quarter of 2018, as this activity was carried out in the 1st quarter of 2018. Expenditure on the use of materials is high during these procedures at the plants, which occur in each of them at least once during the year.

Services	-74,487	-100,693	-26.0

The variation was mainly due to: (i) in 2019, the maintenance shutdown of Angra 2 (2P15) occurred in 2Q19, but the main maintenance activities - performed by foreign companies - require approvals in technical certifications, which delays the process of its accounting recognition, which should still occur in 3Q19. In 2018, the maintenance stoppage of Angra 2 (2P14) occurred in 1Q18, and had all certifications registered in 2Q18. Commitments are estimated to be recognized at approximately R$ 49 million in 3Q19, which would represent a 25% increase in these expenses, that can also explained by the increase in the average exchange rate (US$ and Euro) in the comparative periods, when these currencies appreciated approximately 9% above the Real.

Volunteer Dismissal Plan (Provision)	3,497	-7,142	-149.0

The variation was mainly due to: (i) dismissal of 23 employees in 2Q19, with new provisioned amounts of R$ 2.5 million in estimated expenses due to the extension of health care benefit for five (5) years (ii) offset by reversals of health care benefit provisions from previous dismissals in the amount of R$ 10.5 million. In 2Q18 there were only records of reversals of health care benefit provisions in the amount of R $ 7 million.

Other	-31,562	-31,137	1.4

The variation was mainly due to: (i) Losses in labor lawsuits in the amount of R$ 10.0 million, highlighting the class action lawsuit filed by the Sindicato dos Profissionais Técnicos Industriais, which imputed to the Company for non-compliance inter-day interval of employees; (ii) conversion of judicial deposits in the amount of R$ 3.0 million that guaranteed tax foreclosures filed by the INSS into definitive losses; (iii) effect of IFRS16 in 2019 that did not occurred in 2018 in the amount of R$ 6.1 million. With the adoption of IFRS 16, the Company no longer recognizes operating costs and expenses arising from operating leasing contracts and recognizes in its statement of income the effects of the depreciation of leased asset rights, and the financial expense and the exchange variation calculated based on the financial liabilities of the leasing contracts; (iv) non-operating income of R$ 3.6 million related to civil fines received from defendants in the context of Car Wash Operation (Lava-Jato) processes.

Donations and Contributions	0	0
Other Operating Expenses	-31,562	-31,137	1.4
TOTAL PMSO	-284,058	-289,105	-1.7

Operating Costs	2Q19	2Q18	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0	Not applicable
Fuel	-94,214	-119,096	-20.9

The variation was mainly due to: (i) in physical quantity, the consumption of equivalent fissile uranium (Kg Ueqv) was 37.1% lower, being 386,058 Kg Ueqv in 2Q18 and 281,516 Kg Ueqv in 2Q19; partially offset by (ii) the average cost of nuclear fuel refills that were consumed in the comparative periods summing up R$ 537.9 million as of June/2019 and R $ 516.6 million as of June/2018, representing an approximate 4.1% increase in their equivalent average unit prices. It is added that there was a stoppage for nuclear fuel change in Angra 2 (2P15) between the days of 22.04.2019 to 22.05.2019 (31 days).

Charges for the Use of the Electricity Grid	-46,374	-228,878	-79.7

The variation was mainly due to: (i) in June 2018, the Company recognized expenses with CUSD, charged by the previously non-recurring company ENEL Distribuição Rio (formerly AMPLA), in the amount of R$ 199.2 million, which included retroactive values for the period from 04/2014 to 06/2018, a charge authorized by ANEEL through ANEEL Order No. 1,283 / 2018 of 06.12.2018. In 2Q19, current expenses with CUSD represented R$ 17.9 million.

Construction Expense	0	0	0.0	Not applicable
Depreciation and Amortization	-150,782	-126,669	19.0	The variation was mainly due to: (i) a significant increase in the regulatory asset base in operation in the amount of R$ 452 million at the end of 1Q19 (Unitizations).

DFR - Investor Relations Superintendence
Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

Operating Provisions	2Q19	2Q18	Variation (%)	Analysis
	3,953	11,181	-64.6

The variation was mainly due to: (i) increases in provisions for lawsuits, including: (i.1) R$ 11.3 million in labor lawsuits - highlighting the provision in the amount of R$ 9.6 million related to a class action lawsuit filed by the Sindicato dos Profissionais Técnicos Industriais, which requires imputations to the Company for noncompliance with the inter-day interval of employees; (i.2) R$ 14.1 million in civil lawsuits filed by companies (Arcadis Logos, Ductor Implantação de Projetos e Concremat Engenharia) which provided support and supervision services for the Angra 3 project; (ii) R$ 7.4 million in contingency updates; (iii) write-offs of various provisions for lawsuits in the amount of R$ 37.7 million, which offset part of the increases in the period.

Financial Income	2Q19	2Q18	Variation (%)	Analysis
Financial Investments Incomes	1,334	908	46.9

The variation was mainly due to: (i) the daily average values of investments that were maintained in the Company's cash were higher when comparing the periods; (ii) increased profitability, due to the higher CDI (Interbank Deposit Certificate) variation compared to the same period of 2018.

Debt Charges	-291,508	-13,732	2022.8

The variation was mainly due to: (i) Conclusion of new financing contracts with ELETROBRAS for working capital, which added up to new indebtedness in the period compared to R$ 337.1 million. The new financing contracts celebrated with Eletrobras were: Contract ECF-3367/18 with disbursements of R$ 28 million in Sep/2018, R$ 28 million in Oct/2018, R$ 64 million in Nov/2018; Contract ECF-3370/2018 with disbursement of R$ 50 million in Dec/2018; Contract ECF-3374/2019 with disbursements of R$ 101.9 million in May/2019 and R$ 65.2 million in Jun/2019; (ii) R$ 283 million of unfunded charges at Angra III Plant (while the work is not resumed).

Leasing Charges	-2,678	0	100.0	Any relevant value.
Net Exchange Variation	653	-25,549	102.6

The variation was mainly due to: (i) gains from the devaluation of the dollar and euro currencies in outstanding commitments (approximately € 32.7 million and USD 5.1 million) from the Angra materials and services provider 3 (AREVA / FRAMATOME). There was a devaluation of the Euro and Dollar currencies in 2Q19 against the Real by approximately 1.7%; and (ii) offset by non-recurring reclassifications of R$ 5 million between passive foreign exchange variations.

Net Monetary Variation	-22,438	-2,065	-986.6	The variation was mainly due to: (i) higher variations in judicial deposit updates.
Other Financial Revenue/Expenses	-38,402	34,409	-211.6

The variation was mainly due to: (i) lower profitability of R$ 109.6 million in the Decommissioning Fund, being this profitability of R$ 113.3 million from April to June 2018 and of R$ 3, 7 million from April to June 2019. The Decommissioning Fund has positions in future dollar repurchase agreements, and the variation in its profitability is extremely subjected to these currency fluctuations.

Income Tax and CSLL	2Q19	2Q18	Variation (%)	Analysis
Current IR and CSLL	-26,649	12,017	-321.8	The variation was mainly due to: (i) the result applied to the profit for the year.
Deferred IR and CSLL	0	0	0.0
Revenue from Tax Incentives	0	0	0.0

DFR - Investor Relations Superintendence
Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company had, in 2Q19, a result 161% higher that ascertained in 2Q18, going from a loss of R$ 936 million in 2Q18 to a profit of R$ 568 million in 2Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue posted, in 2Q19, a reduction of 1.1% compared to 2Q18, going from R$ 2,311 million in 2Q18 to R$ 2,285 million in 2Q19.  The variations of each income account are detailed below:

Gross Revenue	2Q19	2Q18	Variation (%)	Analysis
Generation
Energy supply to distribution companies	1,022,286	916,861	11.5

The variation is mainly due to: (i) higher amount of secondary energy in 2019 and ACL represented a revenue increase of R$ 112 million. (ii) In ACR, the seasonality of contracts, the change in thermal plant dispatch, the reduction in energy due to MCSD and the price update of existing contracts led to a decrease in revenues of R$ 7 million.

Supply	183,099	153,757	19.1

The variation is mainly due to: (i) price adjustment of the current contracts of Itumbiara Plant auctions, governed by Law 13,182/2015, specific to end-consumers, resulting in a revenue increase of R$ 7 million . (ii) New contracts that started supplying after 06/30/2018, positively impacted revenues by R$ 22 million.

Short Term Market (CCEE)	61,622	46,310	33.1

The variation is mainly due to: (i) higher amount of secondary energy in 2019, which was partially traded in the ACL and the other portion traded in the short term market, representing a revenue increase of R$ 15 million.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	297,820	207,737	43.4

The variation is mainly due to: (i) RAG annual readjustment of approximately 44%, according to Aneel Resolution 2,421/2018, mainly explained by the recording of the GAG improvement amounts, which represented an increase of R$ 86 million 2Q19 and the restatement of the other components of RAG represented an increase of R$ 4 million in revenue.

Generation Construction Income	9,531	6,789	40.4

The variation is mainly due to: (i) The value is due to the dynamics of the investment, the larger the investment the higher the construction revenue. However, there was no effect on the result due to expense.

Transmission
LT incomes not renewed	39,250	80,439	-51.2

The variation is mainly due to: (i) relevant impact on the receipt of CT 034/2001 (Ibiúna-Bateias), which a decrease was seen in RAP changing from R$ 56MM to R$ 36MM in the period, due to the step established in this concession agreement, because of the asset depreciation.

O&M Transmission Lines renewed pursuant to Law 12,783/2013	418,670	358,921	16.6

The variation is mainly due to (i) the variation is mainly due to (i) Revenue received from O&M CT 062/2001, increase of R$ 34 million (9%) (2018 = R $ 367MM and 2019 = R $ 401MM); (ii) Revenue from RBNI CT062/2001, increase of R$ 26 million, pursuant to Approval Resolution 2,408/2018.

RBSE income	531,626	743,994	-28.5

The variation is mainly due to (i) a 22% (R$ 121 million) decrease in RAP RBSE / Indemnity, as per ratification Resolution 2,408/2018, NT FGT 144/2018, as of July 2018, caused by by the revision of the economic component, considering the depreciation of the asset, as well as an 8% increase in RAP RBSE Transporte Itaipu indemnity, generating a reduction in the projected flow.

Revenue from Return of Investment in Transmission	38,408	16,869	127.7	The variation is mainly due to: (i) increase in CT 062/2001 Assets by R$ 317 million, with an impact on Financial Revenue of R$ 3.3 million in the period analyzed.
Transmission Construction Income	83,598	145,786	-42.7	The variation is mainly due to: (i) lower investments in 2Q19.
Other Incomes	33,059	8,776	276.7

The variation is mainly due to: (i) gain of R$ 29 million from the sale of Transleste, Transudeste and Transirapé SPEs, which were transferred to Eletrobras as lieu of payment for subsequent sale to the market.

Deductions to the Operating Revenue	-433,512	-374,904	15.6	The variation is mainly due to: (i) The variation was due to the increase in the positive variation in revenue, resulting in higher tax and sector charges.
ROL	2,285,457	2,311,335	-1.1

Operating Costs and Expenses
Operating Costs and Expenses decreased 12% in 2Q19 compared to 2Q18, going from R$ 1,460.5 million to R$ 1,233.4 million, accordinng to the reasons listed below:

PMSO	2Q19	2Q18	Variation (%)	Analysis
Personnel	-251,927	-285,478	-11.8

The variation is mainly due to: (i) a reflection of the adhesion of 129 people to the PDC (Consensual Dismissal Plan) in 2018, after 2Q18, reflected in the headings of labor claims, salary, vacation, bonus, Social Security Employees; Other Additionals and Hazardous; (ii) OBZ - Zero-Budget initiatives.

Supplies	-9,360	-5,836	60.4

The variation is mainly due to: (i) the effect of ICMS reclassification in 2019 on the purchase of materials - Differences in Taxes on Interstate Operations which in 2Q18 was recorded under "Others" account (R$ 1,3 million);

Services	-184,431	-181,135	1.8	The variation is mainly due to the following reason: (i) annual readjustment of contracts.
Volunteer Dismissal Plan / PAE (Provision)	-787	-2,045	-61.5

The variation is mainly due to: (i) adjustments to the PDC provisions made in 1Q18 and 1Q19, and the change in the number of employees who joined the plan in 2018 was higher (129 employees) than in 2019 (74 employees).

Other	-132,637	-66,655	99.0
Donations and Contributions	-12,507	-7,538	65.9	The variation is mainly due to: (i) anticipation of the contribution to CEPEL from the portion of Jul / 19 in Jun / 19, totaling 4 entries and not 3.
Other Operating Expenses	-120,130	-59,117	103.2

The variation is mainly due to: (i) payment of the first installment of R$ 60 million of the extrajudicial agreement signed with INEPAR S.A. Indústria e Construções regarding the contractual economic balance, in the total amount of approximately R$ 140 million. The remaining amount will be paid in 18 corrected monthly installments of R$ 4.5 million.

TOTAL PMSO	-579,142	-541,149	7.0

DFR - Investor Relations Superintendence
Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

Operating Costs	2Q19	2Q18	Variation (%)
Energy Purchased for Resale	-187,685	-175,469	7

The variation is mainly due to: (i) price adjustment of contracts with SPE Teles Pires, representing an increase of approximately R$ 15 million and the increase of the contracted amount in 2019 by R$ 7 million, offset by the (ii) termination of existing contracts, which reduced the expense by R$ 10 million in 2019.

Fuel	-138,381	-147,459	-6	The variation is mainly due to: (i) variation in the dispatch of the Santa Cruz plant, which represented a lower dispatch of about 55,711 Mwh per order of merit in 2019.
Charges for the Use of the Electricity Grid	-146,965	-153,725	-4	The variation is mainly due to the following reason: (i) Reduction due to lower transmission tariffs (TUST).
Construction Expense	-37,653	-47,736	-21

The variation is mainly due to: (i) due to investments in the transmission system (CT 062/01 - RBNI is the most relevant)  R$ 26,843 and in extended plants (HPP Funas, Funil and Marimbondo the most relevant)at R$ 8,066.

Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0	Not applicable
Depreciation and Amortization	-70,030	-65,726	7	The variation is mainly due to: (i) new investments made.

Operating Provisions	2Q19	2Q18	Variation (%)
	-123,583	-329,239	-62.46

The variation is mainly due to: (i) Recognition of a provision related to GAG Improvement revenue (R $ 17.97 MM), which started in Jul/18, offset by (ii) reversal of onerous contract (R$ 64 MM), highlighting Santa Cruz Reversal (R$ 66 MM) (iii) Contingency Reversal (R$ 206 MM), highlighting Contingency Reversal - Civil (R$ 135 MM) and Contingency Reversal - Labor (73 MM). Main lawsuits that impacted the provision reduction:
- Inepar S.A. Indústria e Construções: Agreement entered into the file - Difference between the amount provisioned before the agreement and the amount agreed. The current provision will decrease as the installment installments are paid (18 installments) - R$ 97,849,774.77;
- Closed Tax Proceedings: The administrative tax proceedings pending in the municipality of Rio de Janeiro (R$ 7,002,755.99), the IRS (R$ 4,901,631.71) and the State of Tocantins (R$ 1,767.691.27), among others of lower values - R$ 13,783,119.45;
- Regulatory Proceedings Closed: Process related to AI 003/2001, in the amount of R $ 37,077,423.30, and AI 003/2018, in the amount of R $ 5,580,166.71, among others of lower amounts - R $ 46,100 .480.01; and
- Cases Closed Land: FUNAI - Amendment to the Commitment Term - R $ 9,743,743.19.

Financial Income	2Q19	2Q18	Variation (%)
Financial Investments Incomes	15,595	8,147	91.4	The variation is mainly due to: (i) increase in earnings of Banco do Brasil S.A and Caixa Econômica Federal due to the higher cash equivalents balance and higher CDI variation.
Financing and Loans Income	971	1,731	-43.9	No relevant variation
Debt Charges	-152,023	-181,756	-16.4

The variation is mainly due to: (i) Increase in interest expenses, fees, fines and commissions on the FIDC operation, which began in February 2019 of approximately R$ 10,147, offset by the decrease in interest expenses loan operations of approximately R$ 39,311.

Leasing Charges	-148	0	100.0	Any relevant value. Effect from IFRS 16 in 2Q19, without comparison in 2Q18.
Shareholders compensation's charges	-17,456	-18,555	-5.9	The variation is mainly due to: R$ 354 dividend payments to Holding.
Interest Paid in Arrears for Energy Sold	5,680	3,056	85.9	No relevant variation
Net Exchange Variation	5,775	-54,757	110.5	The variation is mainly due to: (i) the difference between the 2Q18 dollar variation was + 16% (3.3238 to 3,8558) and the 2Q19 variation was -1.7% (3). 8967 to 3.8322), reflecting on BID financing.
Net Monetary Variation	-13,172	8,339	258.0	The variation is mainly due to: (i) in 2Q18, SELIC updated the AFAC registered in Madeira Energia, of approximately R$ 14 million, which did not occur in the same period in 2019.
Other Financial Revenue/Expenses	760,022	-1,196,019	163.5	The variation is mainly due to the following reasons: (i) Record of RBSE fair value measurement (IFRS 9), R$ 801 million, influenced by the reduction of the discount rate (NTN-B) from 5.72% to 3.09%.
Gains/Losses on Derivatives	0	0	0.0	Not applicable

Equity Interest	2Q19	2Q18	Variation (%)
	-119,148	-87,344	36.4

The variation is mainly due to: (i) better results in Madeira Energia S.A. SPEs (R$ 37,794 thousand), Madeira S.A. Electric Interconnection (R$ 21 million) and Belo Monte Transmissora (R$ 14,8 million). It is worth noting that the improvement in Madeira Energia's results is mainly due to the reduction of Operating Costs and Financial Expenses and due to the reduction of costs with energy purchased for resale and debt renegotiation.

Income Tax and CSLL	2Q19	2Q18	Variation (%)
Current IR and CSLL	-408,750	-233,196	75.3

The variation is mainly due to the following reason: (i) in 2018 there was a use of tax loss in the amount of R $ 592 million, which was fully consumed in 2018. There are no more tax losses for offsetting.

Deferred IR and CSLL	-511,527	-36,504	1,301.3

The variation is mainly due to the following reason: (i) in July 2017, we started to write off deferred income tax and social contribution liabilities due to those received from the RBSE indemnity and also reflect the tax effects arising from the requirements of IN SRFB 1771/2017 (CPC 47). Deferred income tax adjustment (R$ 533 million) in 2Q19.

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Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

ELETROSUL

Result Analysis

The Company had, in 2Q19, an income 292% higher than the one recorded in the 2Q18, changing from a profit of R$ 38 million in 2Q18 to a profit of R$ 149 million in 2Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 7.4% in 2Q19, compared to 2Q18, changing from R$ 501 million in 2Q18 to R$ 538 million in 2Q19. The variations of each income account are detailed below:

Gross Revenue	2Q19	2Q18	Variation (%)	Analysis
Generation
Energy supply to distribution companies	201,530	211,911	-4.9

The variation is mainly due to the following reasons: (i) in 2Q19 the amount of energy sold fell 5.4% (- 49,786 MWh) compared to 2Q18, due to the lower amount of energy purchased through energy purchase agreements (PPA) for resale (-7.9%). PPAs account for 50% of Eletrosul's proceeds for sale, so smaller amounts of energy purchased reduce the amount available for sale. In the period, selling prices were practically stable (+ 0.9%) compared to 2Q18.

Supply	0	4,892	-100.0

The variation is mainly due to the following reason: (i) until December 2018, there was resale to consumers through long term contracts, signed in the ACL environment, in the amount of 10 average MW. In 2019, ACL resale is made to resellers or generators. Still in 2019, revenue was migrated to supplies.

Short Term Market (CCEE)	13,900	21,371	-35.0

The variation is mainly due to the following reasons: (i) The Price for Settlement of Differences  - PLD, held at CCEE, depends on the amount sold in the ACL, the GSF expectations and prices and on the company's strategies. In 2019, the company received funds inherent to the positive GSF (R$ 2.5 million), but the variation of the average south PLD, where most of the settlement of differences occurs, influenced the results of the quarters, being the average PLD of 2019 R$ 131.4/MWh in 2018 it was R$ 302.7/MWh.

Generation Construction Income	0	0	0.0	Not applicable.
Transmission
RAPs LT not renewed	53,961	45,681	18.1

The variation is mainly due to the following reasons: (i) consolidation, as of September 2018, of SPE TSBE. After business combination, it became controlled. The consolidated amount for the SPE for the reporting period is R$ 6.0 million; and (ii) increase in the RAP installments due to the IPCA adjustment, plus the variations inherent to the anticipation, adjustment and variable installments.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	166,256	184,638	-10.0

The variation is mainly due to the following reasons: (i) The anticipated apportionment, which measures the system's deficit and surplus, presented a positive result in 2019 (R$ 0.5 million), but in the same period of 2018 the positive result was higher (R$ 18.5 million). These amounts consist of monthly ONS calculations that do not concern the transmission company's performance alone, and do not imply loss or gain of regulatory revenue due to the adjustment in a subsequent cycle; (ii) the calculation adjustment portion for the 2017/2018 cycle was calculated with the total discount of R$ 26.2 million, while for the 2018/2019 cycle the discount of R$ 60.6 million was calculated. As a result, there are quarterly differences from the previous cycle of R$ 8.6 million. This adjustment portion focuses mainly on the collection deficits and surpluses that occurred in the immediately preceding cycle, therefore, these adjustments are not related to the operating performance of the transmission company, ie, they do not imply a reduction or increase in the RAP, only in adjustments of the volumes received with the purpose of adjusting to the RAP volume; (iii) increase of R$ 8.2 million due to the readjustment by the IPCA; (iv) entry into operation of new transmission authorizations linked to concession contract 001/2015 whose revenues are measured in accordance with IFRS 15 (CPC 47), and (v) variation in the amount of discounted variable installments of RAP.

RBSE Income	51,945	54,549	-4.8	The variation is mainly due to: (i) the amount receivable is amortized monthly through RAP, which decreases the balance of assets and, consequently, the financial income related to RBSE.
Revenue from Return of Investment in Transmission	31,203	20,371	53.2

The variation is mainly due to the following reasons: (i) consolidation, as of September 2018, of SPE TSBE. After business combination, it was controlled. The consolidated amount related to the SPE is R $ 6.5 million; (ii) the contractual asset is amortized monthly, upon receipt of RAP. Thus, the amount of the same reduces and, therefore, the financial income, partially offsetting the increase generated by the consolidation of SPE TSBE.

Transmission Construction Income	32,717	11,324	188.9

The variation is mainly due to: (i) improvements were made in 2018, but the revenue was not recognized due to lack of criteria by Aneel. For the 2019/2020 cycle, Aneel, through Technical Note 115/2019-SGT, estimated approximately R$ 49.5 million of investments for 5 years from 2018, with annual revenues of R$ 3.9 million, also retroactive. The criteria as well as future revenue may be reevaluated, and the receipt will initially be through inclusion in the calculation portion.

Other Incomes	56,395	18,191	210.0

The variation is mainly due to: (i) in 2019 there was a gain on the sale of SPEs of R$ 35.2 million, inherent to the Etau and Uirapuru SPEs sold to Eletrobras in 2018 through Lieu of Payment process, and auctioned later. In 2018, the amount of gain recognized concerning such SPEs was R$ 16.4 million; and (ii) recognition in 2Q19 of revenue from studies and technical reports prior to auctions. In 2018, this fact did not occur, as it depends on auctions by Aneel.

Deductions to the Operating Revenue	-69,791	-71,436	-2.3	The variation is mainly due to the following reasons: (i) lower generation revenue in the quarter of 2019 compared to 2018.
ROL	538,116	501,492	7.3

Operating Costs and Expenses
Operating Expenses and Costs posted, in 2Q19, an increase by 40.6% compared to 2Q18, from R$ 256 million to R$ 360 million, with the variations listed below:

PMSO	2Q19	2Q18	Variation (%)	Analysis
Personnel	-103,168	-99,252	3.9

The variation is mainly due to the following reasons: (i) salary adjustment of 1.69% applied from July 2018; (ii) lower volume of investments in 2019 when compared to the same period of the previous year. Staff hours are either used for investment or costing. As there was a reduction in investments, naturally the cost increases; and (iii) adjustments of R$ 3.3 million in labor provisions, partially offset by (i) the dismissal of 90 employees in 2018 from the Consensual Dismissal Plan (PDC), which occurred after 2Q18, reducing expenses compared to 2Q19.

Supplies	-1,669	-2,735	-39.0

The variation is mainly due to: (i) in 2Q18, SPE Livramento, consolidated, had to spend material for operational maintenance of assets by R$ 0.5 million higher than the average, which did not occur in 2Q19; and (ii) allocations between materials and services changed due to the new computerized system; and (iii) operational need of the system.

Services	-30,316	-26,176	15.8

The variation is mainly due to the following reasons: (i) consolidation of SPEs, with an increase of almost R $ 1.0 million, mainly due to the inclusion in the consolidation, as of September 2018, of SPE TSBE; (ii) allocations between materials and services changed due to new computerized system; and (iii) IPCA variation in the period.

Volunteer Dismissal Plan (Provision)/ PAE	-4,168	-308	1,253.2

The variation is mainly due to the following reasons: (i) in 2Q18 there was adjustment of dismissal plan provisions made in 2017; (ii) in 2019 there was a Consensual Dismissal Plan (PDC), with adhesion of 53 employees until June 2019, of which 43 joined in 1Q19 and 10 joined in 2Q19. Thus, in 2Q19 there was a provision of R$ 3.0 million. The difference in expenses is due to the variation in the provision of previous plans and the provision made is inherent to the financial incentive, as well as health care coverage for a period of 3 years.

Other	-6,217	17,985	-134.6	The variation is mainly due to: (i) In 2018, there was a credit of R$ 6.0 thousand related to accounting for food/meal discounts and INSS - rate adjustment, a fact that did not occur in 2019.
Donations and Contributions	0	0	0.0
Other Operating Expenses	-6,217	17,985	-134.6
TOTAL PMSO	-145,538	-110,486	31.7

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Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

Operating Costs	2Q19	2Q18	Variation (%)	Analysis
Energy Purchased for Resale	-94,716	-91,917	3.0

The variation is mainly due to: (i) the lower amount of energy purchased via PPA for resale (-7.9%) in 2Q19 was offset by the increase in purchase prices (+ 6.9%) and the exposure in the CCEE Short-Term Meeting in June / 19.

Fuel	0	0	0.0	Not applicable
Charges for the Use of the Electricity Grid	-5,971	-5,650	5.7	The variation is mainly due to the following reasons: (i) readjustment of values; and (ii) variation in the volume of provisions related to them, but without significant variation in the period.
Construction Expense	-10,033	-12,457	-19.5

The variation is mainly due to: (i) reduction in the volume of transmission projects being built by the company. The constructions are linked to Aneel authoritative resolutions and improvements made to the existing system.

Depreciation and Amortization	-36,378	-34,401	5.7

The variation is mainly due to the following reasons: (i) as from January 2019, IFRS 16 / CPC 06 - Leasing Operations was adopted. Derived from it, assets and liabilities were recognized, being the first to be depreciated. The amount related to 2Q19 was R $ 1.1 million; and (ii) depreciation on the increase in fixed assets, mainly in the last quarter of 2018.

Operating Provisions	2Q19	2Q18	Variation (%)	Analysis
	-67,758	-1,354	4,904.3

The variation is mainly due to: (i) in 2019 there was a record of labor and civil litigation of approximately R$ 4.6 million and R$ 62.5 million, respectively, while in the same period of the previous year approximately R$ 1.9 million. It is noteworthy that the large volume related to civil provisions is basically due to two lawsuits that had the likelihood of loss altered, and whose object is the assignment of wind projects to SPEs constituted by Eletrosul; and (ii) In 2019 there was an increase in default mainly from public agencies. The total amount of default variation is R$ 1.1 million.

Financial Income	2Q19	2Q18	Variation (%)	Analysis
Financial Investments Incomes	17,270	6,652	159.6	The variation is due to: (i) variation in the amount of available marketable securities, as well as the compensation on investments.
Debt Charges - Loans and Financing	-54,506	-47,601	14.5

The variation is mainly due to: (i) after the asset swap performed at the end of August 2018, SPE TSBE is now consolidated. The amount of the charges of said SPE is R$ 5.6 million; and (ii) a new foreign currency loan obtained at the end of 2018, which generated a charge of R$ 4.5 million, offset almost entirely by the amortization of loans made in the year.

Debt Charges - Suppliers	-155	-483	-67.9	No relevant variation.
Leasing Charges	-1,620	0	100.0

The variation is mainly due to: (i) as from January 2019, IFRS 16 / CPC 06 - Leasing Operations was adopted. Derived from it, Assets and Liabilities were recognized, and so charges of R$ 1.6 million related to them.

Shareholders compensation's charges	-3,122	-3,021	3.3	The variation is mainly due to: (i) monetary adjustment on unpaid dividends (Selic).
Interest Paid in Arrears	0	0	0.0	Not applicable.
Net Exchange Variation	5,634	-24,119	123.4

The variation is mainly due to: (i) new financing contract, in US dollars, whose funds were obtained in the last quarter of 2018, in the amount of US$ 73.0 million (R$ 282 million); (ii) Euro and Dollar financing contracts, with volatility in 2019, with a reduction in the prices in May and June, and a price increase in April. In the same period of 2018, when there was only contracts in Euro, there was an increase in exchange rates.

Net Monetary Variation	-9,583	-16,350	-41.4

The variation is mainly due to: (i) variation in inflation indexes, especially the IPCA, used to update loan and financing contracts. The IPCA of second quarter of 2018 was 1.89%, while in the same period of 2019 it was 0.71%; offset by the consolidation of SPE TSBE, from September 2018 on, whose monetary variation on loans represented R$ 1.4 million in the period.

Other Financial Revenue/Expenses	148,543	-62,365	338.2

The variation is mainly due to: (i) variation in the amount of financial income derived from the calculation of the fair value of the asset Existing System Basic Network - RBSE, due to the reduction of the discount rate (NTN-B) of 5.72 % to 3.09%. In addition, in June 2019 there was a tariff adjustment for the 2019/2020 cycle of approximately 4.66%, which also impacted the fair value amount. Thus, in 2018, there was a net expense linked to RBSE in the amount of R$ 61.9 million, recorded in "Other financial expenses" while in 2019 the amount was positive in R$ 146.7 million, being recorded in "Other financial income". "and (ii) recognition, in June 2019, of R$ 4.6 million in financial income from the sale of the Etau and Uirapuru SPEs, made in 2018 with Eletrobras through the Lieu of Payment Process, and later auctioned by that. The agreement established an update of the amount receivable from the date of disposal until the actual receipt of the funds, which were fully used to settle loans with Eletrobras itself.

Equity Interests (Equity)	2Q19	2Q18	Variation (%)	Analysis
	-34,802	-23,605	47.4

The variation is mainly due to: (i) variation in the equity accounting of generation SPEs, with negative results. In 2018 SPE ESBR's equity was negative by R $ 29.4 million, while in 2019 it was negative by R $ 20.5 million. On the other hand, SPE Teles Pires presented negative result of R $ 5.0 million in 2018 and R $ 6.5 million in 2019; and (ii) variation in the equity accounting of transmission SPEs. SPE TSLE posted a positive result of R $ 2.6 million in 2018, while in 2019 it was negative by R $ 7.1 million. Similarly, SPE Fote posted a positive result of R $ 5.2 million in 2018 and a negative result of R $ 0.8 million in 2019.

Income Tax and CSLL	2Q19	2Q18	Variation (%)	Analysis
Current IR and CSLL	-36,621	-63,162	-42.0	The variation is mainly due to: (i) the reduction in 2019 of the current income tax and social contribution basis, mainly due to the variation in regulatory ROL.
Deferred IR and CSLL	-59,407	26,907	-320.8	The variation is mainly due to: (i) variation in RBSE revenue derived from the fair value calculation, as well as variation in its amortization.

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AMAZONAS GT

Result Analysis

The Company had, in 2Q19, an income 2278% higher than the recorded in 2Q18, changing from a loss of R$ 4.5 million in 2Q18 to a profit of R$ 98 million in 2Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 2Q19, by 511% vis-à-vis 2Q18, from R$ 105 million in 2Q18 to R$ 641 million in 2Q19. The variations of each income account are detailed below:

Gross Revenue	2Q19	2Q18	Variation (%)	Analysis
Generation
Energy supply to distribution companies	868,640	141,409	514.3

The variation is mainly due to: (i) revenues from independent producers PIES and four gas-fired power plants that were received from Amazonas Distribuidora - AMD after the unbundling that took place in December/2018, impacting R$ 490 million; (ii) increase in the fuel quota in the price of TPP Aparecida increasing revenue, impacting R$ 256 million.

Supply	0	0	0	Not applicable
Short Term Market (CCEE)	508	325	56.3

The variation is mainly due to: (i) revenue from the energy sale in the MCP - Short Term Market in 2Q18, arising from the average generation of TPP Aparecida and Mauá Block 3, which did not occur in the same period. 2019. This variation refers to the energy sale in the MCP resulting from the operational tests of the Mauá plant 3.

Generation Construction Income	0	0	0	Not applicable
Transmission
RAPs LT not renewed	-3,722	417	-992.6

The variation is mainly due to: (i) new calculation methodology of IFRS 15 - Contractual Assets, which amounts are accounted for as the transmition company satisfies the obligation to build and implement the infrastructure, with revenue recognized over the period. However, the receipt of the flow is subject to the satisfaction of the obligation to perform the operation and maintenance. The new measurement was impacted by the remuneration rate of the Contractual Assets, which is different from the remuneration previously measured from the Financial Assets perspective. In 2019. RAP's revenue was fully allocated to the caption Financial - Return on Investment.

O&M LT renewed by Law 12.783/2013	0	0	0.0	Not applicable
RBSE Income	0	0	0.0	Not applicable
Revenue from Return of Investment in Transmission	15,929	20,061	-20.6

The variation is mainly due to: (i) registration of three installments referring to retroactive RAP occurred in 2Q18 (equivalent to R$ 11.8 million), which did not occur in 2Q19. Excluding this effect, contractual revenue increased mainly due to the reclassification of part of construction revenue in 2Q19.

Transmission Construction Income	-4,401	2,109	-308.7

The variation is mainly due to: (i) new calculation methodology of IFRS 15 - Contractual Assets, which amounts are accounted for as the transmition company satisfies the obligation to build and implement the infrastructure, with revenue recognized over the period. However, the receipt of the flow is subject to the satisfaction of the obligation to perform the operation and maintenance. The new measurement was impacted by the remuneration rate of the Contractual Assets, which is different from the remuneration previously measured from the Financial Assets perspective.

Other Incomes
Deductions to the Operating Revenue	-235,544	-59,405	296.5	The variation is mainly due to: (i) increase in revenue, as justified in the line above Elenergy Supply (Sale).
ROL	641,410	104,916	511.4

Operating Costs and Expenses
The Operating Expenses and Costs posted, in 2Q19, an increase of 474% compared to 2Q18, from R$ 74 million to R$ 425 million, presenting the variations listed below:

PMSO	2Q19	2Q18	Variation (%)	Analysis
Personnel	-44,176	-32,923	34.2

No significant change for the period, but with special highlight to the reduction, reflecting the decrease in costs dua to employee adhesions in the PDC (Consensual Dismissal Program), offset bt the readjustment of the Collective Bargaining Agreement (ACT 2018/2019) of 1.69%.

Supplies	-1,758	-11,376	-85

The variation is mainly due to: (i) reduction in material consumption for plant maintenance, and in 2Q18 R$ 11,183 thousand of maintenance was carried out, especially at the Aparecida and Mauá plants 3.

Services	-22,631	-22,706	-0.3	The variation is mainly due to: (i) plant maintenance carried out in accordance with UTE Mauá Contract 053 / OC / 2015 (Andrade Gutierrez - O&M) 3.
Volunteer Dismissal Plan (Provision)	-1,987	0	100.0	The variation is mainly due to: (i) provision related to the termination costs of 14 employees who joined the PDC, of which 12 occurred in 2Q19.
Other	-84,727	-7,071	1,098.2

The variation is mainly due to: (i) reclassification of credits for recovering fuel expenses, which affected, in 2Q18, the "other expenses" account, as an expense reducer, by R$ 74 million. In 2Q19, these credits were accounted for "fuel reducer" account.

Donations and Contributions	0	0	0.0
Other Operating Expenses	-84,727	-7,071	1,098.2
TOTAL PMSO	-155,279	-74,076	109.6

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Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

Operating Costs	2Q19	2Q18	Variation (%)	Analysis
Energy Purchased for Resale	-73,881	-3,084	2,295.6

The variation is mainly due to: (i) the incorporation of energy purchase agreements from independent producers - PIES in 2Q19. This fact did not occur in the same period of 2018. The average price of the IPPs contracts is R$ 314.40 / MWh, and the contracted energy is 305 average MW / month.

Fuel	-147,317	36,511	503.5

The variation is mainly due to: (i) fuel consumption of independent producers - PIES and four gas-fired power plants. This did not occur in the same period of 2018. With the unbundling, Amazonas GT absorbed the gas contract in its entirety, reflecting the increase in fuel costs; (ii) UTE Mauá 3 started to dispatch under contractual conditions, increasing power and fuel consumption.

Charges for the Use of the Electricity Grid	-24,242	-20,752	16.8	The variation is mainly due to: (i) the amounts of EUSD from Independent Electricity Producers - PIES were recorded, in the order of R $ 1,800 thousand per month, which did not occur in 2Q18.
Construction Expense	4,401	-2,109	-308.7

The variation is mainly due to: (i) the higher registration of the new IFRS 15 - Contractual Asset calculation methodology, whose amounts are accounted for as the transmitter satisfies the obligation to build and implement the infrastructure, and the revenue is recognized Throughout the contract, however, the receipt of the flow is conditioned to the satisfaction of the obligation to perform operation and maintenance. (ii) With the methodology derived from IFRS15, Construction Expenses are no longer linked to Construction Revenues, thus, in 2Q19 there was a need to reverse the amounts previously recorded.

Depreciation and Amortization	-25,456	-11,268	125.9

The variation is mainly due to: (i) the recording of depreciation of the independent producers' fixed assets (leasing), as well as of 4 inland plants, due to the unbundling of the distributor Amazonas Energia Distribuidora occurred in December/18.

Operating Provisions	2Q19	2Q18	Variation (%)	Analysis
	-3,574	700	-610.6	The variation is mainly due to: (i) reclassification of risk from lawsuits from possible to probable causes, especially labor claims in the amount of R$ 2.6 million.

Financial Income	2Q19	2Q18	Variation (%)	Analysis
Financial Investments Incomes	6,431	2,053	213.2	The variation is mainly due to: (i) cash increase for financial investments made in the period, strongly impacted by the constitution of the gas contract guarantee account.
Debt Charges	-66,089	-49,573	33.3	The variation is mainly due to: (i) charges paid of R$ 23 million associated with the cost of debt renegotiation with Eletrobras.
Leasing Charges	-80,134	0	100.0

The variation is mainly due to: (i) the recording of depreciation of the independent producers' fixed assets (leasing), as well as of 4 inland plants, due to the unbundling of  Amazonas Energia Distribuidora that occurred in December/18.

Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	-364	0	-100.0	Irrelevant variation for the period.
Net Monetary Variation	-4,652	-1,635	-184.5

The variation is mainly due to: (i) updates of El Paso processes, accrued from January to June/2019; and (ii) increase in the balance of judicial deposits, due to the change in the procedural phase. Many lawsuits are being executed, requiring judicial guarantees.

Other Financial Revenue/Expenses	46,751	-2,643	1868.9

The variation is mainly due to: (i) the update of accounts receivable from Amazonas Energia's overdue bills, in the amount of R$ 13 million in 2Q19; (ii) remaining R$ 11 million related to the application of penalties to the Independents Producers (PIE's).

Income Tax and CSLL	2Q19	2Q18	Variation (%)	Analysis
Current IR and CSLL	-19,996	0	100.0	The variation is mainly due to: (i) increase in income tax and CSSL due to the profit increase in the period.
Deferred IR and CSLL	0	16,448	-100.0	The variation is mainly due to: (i) amortization of deferred income tax and CSSL in 2Q18, arising from the receipt of retroactive RAP.
Revenue from Tax Incentives	0	0	0.0

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CGTEE

Result Analysis

The Company had, in 2Q19, an income 3% lower than that recorded in 2Q18, changing from a loss of R$ 187 million in 2Q18 to a loss of R$ 193 million in 2Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue decreased, in 2Q19, by 29% vis-à-vis 2Q18, from R$ 107 million in 2Q18 to R$ 76 million in 2Q19. The variations of each income account are detailed below:

Gross Revenue	2Q19	2Q18	Variation (%)	Analysis
Generation
Energy supply to distribution companies	88,939	122,197	-27.2

The variation is mainly due to the following reasons: (i) stopage of TPP Candiota III  to overhaul, from 12/20/2018 to 03/20/2019, with reimbursements to distribution companies and a reduction in revenue of 9.43%. The amount referred to the Generation Reimbursement below the ONS order in 2Q19 was R$ 15 million; (ii) lower selling price in ACL in 2Q19 compared to the same period of 2018 (average price in 2019 of approximately R$ 130/MWh while in 2018 the average price was approximately R$ 368 / MWh); (iii) In 2Q19, the revenue of 2019 was reconciled and the amount of R$ 38.7 million adjusted for February 2019 was adjusted, in order to reduce the forecast as a result of the settlement of the MCP (Short-Term Market) in CCEE.

Other Incomes	1,607	676	137.7	The variation is mainly due to the following reason: (i) sale of ferrous scrap and increase in sale of ashes.
Deductions to the Operating Revenue	-14,993	-16,064	-6.7	The variation is mainly due to the following reason: (i) decrease in revenue.
ROL	75,553	106,809	-29.3

Operating Costs and Expenses
The Operating Expenses and Costs posted, in 2Q19, a decrease of 24% compared to 2Q18, from R$ 175 million to R$ 134 million, presenting the variations listed below:

PMSO	2Q19	2Q18	Variation (%)	Analysis
Personnel	-5,397	-17,905	-69.9

The variation is mainly due to the following reason: (i) resulting from the reduction of personnel costs due to employee adhesions in the voluntary dismissal plans (PDVE and PDC), offsetting the readjustment of the collective bargaining agreement (ACT 2018/2019) of 1.69%.

Supplies	-19,676	-20,552	-4.3	The variation is mainly due to the following reason: (i) there was no lime consumption due to overhaul stoppage. (ii) Overhaul itself generated material expenses reduction.
Services	-11,449	-9,592	19.4

The variation is mainly due to the following reasons: (i) increase of R$ 0.3 million in expenses with surveillance services; (ii) increase of R$ 1.7 million in expenses with building contractor services; (iii) increase of R$ 0.5 million in consulting. These are related to Overhaul's remaining services.

Volunteer Dismissal Plan (Provision)/ PAE	0	8,421	0.0	The variation is mainly due to: (i) in 2019, there was no provision in the period, as provisions were made in 1Q19.
Other	-13,656	-13,028	4.8	The variation is mainly due to the following reason: (i) labor costs expenses in the amount of R$ 33.4 million.
Donations and Contributions	0	0	0
Other Operating Expenses	-13,656	-13,028	4.8
TOTAL PMSO	-50,178	-52,656	-4.7

Operating Costs	2Q19	2Q18	Variation (%)	Analysis
Energy Purchased for Resale	-57,865	-52,632	9.9

The variation is mainly due to the following reason: (i) energy purchase expenses from Eletronorte and purchase settlements in the MCP - Short Term Market. Expenses with energy purchases increased in 2019 compared to 2018 due to the update of energy price purchased by the IPCA index; (ii) in 2Q18 there was a reversal of the provision overestimated in previous periods and the effective realization had a lower expense, justifying a variation above the IPCA in the 2Q19 analysis.

Fuel	-992	-4,078	-76

The variation is mainly due to the following reason: (i) a substantial reduction in the amount of oil consumed in the start and stop of TPP Candiota III  due to its higher availability in 2Q19 after Overhaul.

Charges for the Use of the Electricity Grid	-193	-11,910	-98.4

The variation is mainly due to the following reasons: (i) due to retroactively cancellation of the ANEEL 067/200 concession contract, it is being offset in the year 2019 overpayment of CUST. In the first half of 2019, Charges for the Use of Transmission System of Candiota III were not charged due to the existence of credits arising from the payment of these charges of TPP Presidente Médici following the termination of the Concession Contract. The offset credits in 2Q19 represented R$ 6 million.

Construction Expense	0	0	0	Not applicable
Depreciation and Amortization	-17,682	-14,451	22.4	The variation is mainly due to the following reason: (i) increase inassets in operation on 12/31/2018 with consequent increase in depreciation expense.

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Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

Operating Provisions	2Q19	2Q18	Variation (%)	Analysis
	-6,696	-39,312	-83.0

The variation is mainly due to the following reason: (i) Reduction of provision for labor contingencies by R$ 3 million; reversal of R $ 40 million in environmental lawsuits that had theirs classification changed to "Possible".

Financial Income	2Q19	2Q18	Variation (%)	Analysis
Financial Investments Incomes	983	418	135.2	The variation is mainly due to the following reason: (i) higher volume of financial investments.
Debt Charges	-79,384	-127,075	-37.5

The variation is mainly due to the following reason: (i) update of the financing due balance with the Holding. These loans in the process of incorporation of Eletrosul will be capitalized by Eletrobras.

Shareholders compensation's charges	-1,633	-1,467	11.3	The variation is mainly due to the following reason: update on dividends (Selic)
Net Exchange Variation	4	0	100.0	No relevant variation.
Net Monetary Variation	-53,202	0	100.0	No relevant variation.
Other Financial Revenue/Expenses	-2,132	8,827	-124.2	The variation is mainly due to the following reasons: (i) increase in charges paid on late overdue taxes and trade bills.

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Market Letter - Annex II - 2Q19
Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

The Company had, in 2Q19, an income 68% lower than that ascertained in 2Q18, changing from a profit of R$ 2.8 million in 2Q18 to a profit of RS 896 thousand in 2Q19, mainly due to the reasons described below.

Operating Costs and Expenses
Operating Expenses and Costs had, in 2Q19, an increase by 114% compared to 2Q18, changing from R$ 3.2 million of expenses to a reversal R$ 456 thousand, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - BRL Thousand	2Q19	2Q18	Variation (%)	Analysis
Personnel	-857	-779	10.0

The variation is mainly due to the following reason: (i) 1.69% of Collective Bargaining Agreement (ACT 2018/2019), in addition to the change in the collection of assigned employees to other companies. Eletrobras began to collect monthly the amounts of the provisions of 13th salary and vacation. Previously, these amounts were only charged when paid to employees.

Supplies	-1	-3	-66.7	The variation is mainly due to the following reason: (i) expenses occur on demand. Office supplies were less demanded.
Services	-832	-1,284	-35.2	The variation is mainly due to the following reason: (i) expenses with publication of the Extraordinary General Meeting in April 2018, which did not occur in 2019.
Other	-141	133	-206.0	The variation is mainly due to the following reason: (i) Difference related to PIS and Cofins taxes on higher financial income in the period.
Depreciation and Amortization	-6	-6	0.0
Other Operating Expenses	-135	139	-197.1
TOTAL PMSO	-1,831	-1,933	-5.3

Operating Provisions - BRL Thousand	2Q19	2Q18	Variation (%)	Analysis
	1,375	5,159	-73.3

The variation is mainly due to the following reason: (i) in 2Q18, the allowance for doubtful accounts was reversed over Eletronet's total long-term receivables (R$ 6 thousand), as a result of IFRS9 effectiveness, which changed the assumptions for the recognition of the allowance for loan losses, demanding to evaluate the debtor's financial situation and not only the history of arrears and default. In 2Q19, the reversal of the provision of R $ 1.4 million was recognized. In addition, the amounts in this provision are subject to the same monetary adjustment as Eletronet Accounts Receivable.

Financial Result - BRL Thousand	2Q19	2Q18	Variation (%)	Analysis
Financial Investments Incomes	1,562	912	71.3

The variation is mainly due to the following reason: (i) Financial income from CEF's account, which reserves the amounts received from Eletronet from 2Q18, having an accumulated balance since then, leading to higher profitability each month.

Other Financial Revenue/Expenses	-590	-911	-35.2

The variation is mainly due to the following reason: (i) lower revenue due to the correction on amounts paid by Eletronet regarding the creditors agreement. Amounts were fully paid by December 2018; (ii) lower expenses due to the correction on dividends (SELIC) higher than in 2Q19.

Equity Interests (Equity) - BRL Thousand	2Q19	2Q18	Variation (%)	Analysis
	351	-481	173.0	The variation is mainly due to the following reason: (i) associate equity

Income Tax (IR) and Social Contribution on Net Income (CCSL) - BRL Thousand	2Q19	2Q18	Variation (%)	Analysis
Current IR and CSLL	29	83	-65.1	The variation is mainly due to the following reason: (i) income for the year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.